FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 7, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA feeding dreams and lives



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Individual and Consolidated Financial Statement for the Year Ended March 31, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

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(Free Translation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira de Distribuição

Number of Shares (thousand)	Current Quarter 03/31/2024
Share Capital	
Common	470,175
Preferred	0
Total	470,175
Treasury Shares	
Common	160
Preferred	0
Total	160

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2024	Previous Year 12/31/2023
1	Total Assets	20,749,000	21,942,000
1.01	Current Assets	5,800,000	6,927,000
1.01.01	Cash and Cash Equivalents	2,312,000	2,794,000
1.01.02	Financial Investments	17,000	499,000
1.01.02.01	Financial Investments Measured Fair Value	17,000	499,000
1.01.03	Accounts Receivable	453,000	486,000
1.01.03.01	Trade Receivables	401,000	420,000
1.01.03.02	Other Receivables	52,000	66,000
1.01.04	Inventories	1,883,000	1,951,000
1.01.06	Recoverable Taxes	556,000	1,028,000
1.01.08	Other Current Assets	579,000	169,000
1.01.08.01	Assets Held for Sale	299,000	0
1.01.08.03	Other	280,000	169,000
1.01.08.03.04	Others assets	280,000	169,000
1.02	Noncurrent Assets	14,949,000	15,015,000
1.02.01	Long-term Assets	5,601,000	5,270,000
1.02.01.04	Accounts Receivable	833,000	810,000
1.02.01.04.02	Other Accounts Receivable	833,000	810,000
1.02.01.07	Deferred Taxes	1,072,000	1,051,000
1.02.01.09	Credits with Related Parties	246,000	241,000
1.02.01.10	Other Noncurrent Assets	3,450,000	3,168,000
1.02.01.10.04	Recoverable Taxes	2,860,000	2,534,000
1.02.01.10.05	Restricted deposits for legal proceedings	470,000	513,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	1,000
1.02.01.10.07	Other Noncurrent Assets	119,000	120,000
1.02.02	Investments	1,215,000	1,276,000
1.02.02.01	Investments in Associates	1,215,000	1,276,000
1.02.02.01.02	Investments in Subsidiaries	1,215,000	1,276,000
1.02.03	Property and Equipment, Net	6,251,000	6,562,000
1.02.03.01	Property and Equipment in Use	3,109,000	3,465,000
1.02.03.02	Leased Properties Right-of-use	3,142,000	3,097,000
1.02.04	Intangible Assets, net	1,882,000	1,907,000
1.02.04.01	Intangible Assets	1,882,000	1,907,000
1.02.04.01.02	Intangible Assets	1,567,000	1,586,000
1.02.04.01.03	Intangible Right-of-use	315,000	321,000

Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Quarter 03/31/2024	Previous Year 12/31/2023
2	Total Liabilities	20,749,000	21,942,000
2.01	Current Liabilities	5,662,000	6,129,000
2.01.01	Payroll and Related Taxes	381,000	368,000
2.01.02	Trade payables, net	2,458,000	3,201,000
2.01.02.01.01	Trade payable, net	2,354,000	2,677,000
2.01.02.01.02	Trade payable, agreement	104,000	524,000
2.01.03	Taxes and Contributions Payable	586,000	404,000
2.01.04	Borrowings and Financing	1,017,000	972,000
2.01.05	Other Liabilities	1,202,000	1,184,000
2.01.05.01	Payables to Related Parties	133,000	206,000
2.01.05.02	Other	1,069,000	978,000
2.01.05.02.08	Financing Related to Acquisition of Assets	145,000	112,000
2.01.05.02.09	Deferred Revenue	37,000	37,000
2.01.05.02.12	Other Accounts Payable	435,000	356,000
2.01.05.02.17	Lease Liability	452,000	473,000
2.01.07	Liabilities related to assets held for sale	18,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	18,000	0
2.02	Noncurrent Liabilities	10,427,000	11,096,000
2.02.01	Borrowings and Financing	3,536,000	4,302,000
2.02.02	Other Liabilities	5,215,000	4,571,000
2.02.02.02	Others	5,215,000	4,571,000
2.02.02.02.03	Taxes payable in installments	665,000	69,000
2.02.02.02.06	Other Payables	271,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	410,000	410,000
2.02.02.02.09	Lease Liability	3,869,000	3,822,000
2.02.04	Provisions	1,606,000	2,148,000
2.02.06	Deferred Revenue	70,000	75,000
2.03	Shareholders' Equity	4,660,000	4,717,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-76,000	26,000
2.03.02.04	Stock Option	27,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	5,329,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	155,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	625,000
2.03.04.12	Transactions with non-controlling interests	1,775,000	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-3,103,000	-2,443,000
2.03.08	Other comprehensive income	-1,000	-2,000

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
3.01	Net operating revenue	4,557,000	4,134,000
3.02	Cost of sales	-3,336,000	-3,089,000
3.03	Gross Profit	1,221,000	1,045,000
3.04	Operating Income/Expenses	-1,325,000	-1,013,000
3.04.01	Selling Expenses	-765,000	-723,000
3.04.02	General and administrative expenses	-136,000	-118,000
3.04.05	Other Operating Expenses	-457,000	-296,000
3.04.05.01	Depreciation and Amortization	-252,000	-244,000
3.04.05.03	Other operating expenses, net	-205,000	-52,000
3.04.06	Share of Profit of associates	33,000	124,000
3.05	Profit from operations before net financial expenses	-104,000	32,000
3.06	Net Financial expenses	-320,000	-331,000
3.07	Income (loss) before income tax and social contribution	-424,000	-299,000
3.08	Income tax and social contribution	17,000	129,000
3.08.01	Current	-4,000	-15,000
3.08.02	Deferred	21,000	144,000
3.09	Net Income from continued operations	-407,000	-170,000
3.10	Net Income (loss) from discontinued operations	-253,000	-78,000
3.10.01	Net Income (loss) from Discontinued Operations	-253,000	-78,000
3.11	Net Income for the period	-660,000	-248,000
3.99	Earnings per Share - (Reais/Share)		
3.99.01	Basic Earnings per Share		
3.99.01.01	ON	-2,10529	-0,91859
3.99.02	Diluted Earnings per Share		
3.99.02.01	ON	-2,10529	-0,91859

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
4.01	Net income for the Period	-660,000	-248,000
4.02	Other Comprehensive Income	1,000	-86,000
4.02.02	Foreign Currency Translation	0	-81,000
4.02.04	Fair Value of Trade Receivables	1,000	0
4.02.08	Other Comprehensive Income	0	-5,000
4.03	Total Comprehensive Income for the Period	-659,000	-334,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
6.01	Net Cash Operating Activities	-364,000	-251,000
6.01.01	Cash Provided by the Operations	324,000	163,000
6.01.01.01	Net Income for the Period	-660,000	-248,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.4)	-21,000	-186,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	97,000	23,000
6.01.01.04	Depreciation/Amortization	284,000	276,000
6.01.01.05	Interest and Inflation Adjustments	351,000	406,000
6.01.01.06	Adjustment to Present Value	-2,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-33,000	-124,000
6.01.01.08	Provision for Risks	151,000	39,000
6.01.01.10	Share-based Payment	1,000	5,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	0	1,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-22,000	-11,000
6.01.01.14	Other Operating Expenses	239,000	0
6.01.01.15	Deferred Revenue	-5,000	-6,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-56,000	-13,000
6.01.02	Changes in Assets and Liabilities	-688,000	-414,000
6.01.02.01	Accounts Receivable	16,000	61,000
6.01.02.02	Inventories	73,000	-20,000
6.01.02.03	Recoverable Taxes	147,000	88,000
6.01.02.04	Other Assets	-104,000	-73,000
6.01.02.05	Related Parties	-27,000	3,000
6.01.02.06	Restricted Deposits for Legal Proceeding	36,000	2,000
6.01.02.07	Trade Payables	-742,000	-674,000
6.01.02.08	Payroll and Related Taxes	14,000	-7,000
6.01.02.09	Taxes and Social Contributions Payable	-26,000	-36,000
6.01.02.10	Payments of provision for risk	-178,000	-30,000
6.01.02.11	Deferred Revenue	0	65,000
6.01.02.12	Other Payables	9,000	-13,000
6.01.02.15	Received Dividends and Interest on own capital	94,000	220,000
6.02	Net Cash of Investing Activities	330,000	-244,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-120,000	-229,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-32,000	-30,000
6.02.04	Sales of Property and Equipment	1,000	15,000
6.02.11	Financial Applications	481,000	0
6.03	Net Cash of Financing Activities	-448,000	221,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	484,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-617,000	0
6.03.04	Interest Paid	-269,000	-15,000
6.03.07	Acquisition of companies	0	-3,000
6.03.09	Payment of lease liability (Note 21.2)	-221,000	-245,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-482,000	-274,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,794,000	3,632,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,312,000	3,358,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 03/31/2024

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.04	Capital Transactions with Shareholders	704,000	-102,000	0	0	0	602,000
5.04.01	Capital Increases (Note 23)	704,000	0	0	0	0	704,000
5.04.03	Share based expenses (Note 23)	0	1,000	0	0	0	1,000
5.04.09	Costs associated public offer shares	0	-103,000	0	0	0	-103,000
5.05	Total Comprehensive Income	0	0	0	-660,000	1,000	-659,000
5.05.01	Net Income for the Period	0	0	0	-660,000	0	-659,000
5.05.02	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	1,000	1,000
5.07	Closing Balance	2,511,000	-76,000	5,329,000	-3,103,000	-1,000	4,660,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 03/31/2023

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	2,605,000	-303,000	-2,071,000	0	0	231,000
5.04.03	Share based expenses	0	5,000	0	0	0	5,000
5.04.11	Hyperinflationary economy effect	0	0	205,000	0	0	205,000
5.04.13	Disco subsidiary PUT valuation	0	0	21,000	0	0	21,000
5.04.14	Capital Reduction	2,605,000	-308,000	-2,297,000	0	0	0
5.05	Total Comprehensive Income	0	0	0	-248,000	-86,000	-334,000
5.05.01	Net Income for the Period	0	0	0	-248,000	0	-248,000
5.05.02	Other Comprehensive Income	0	0	0	0	-86,000	-86,000
5.05.02.04	Foreign currency translation	0	0	0	0	-81,000	-81,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-5,000	-5,000
5.07	Closing Balance	8,466,000	15,000	5,219,000	-420,000	-1,838,000	11,442,000

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
7.01	Revenues	4,847,000	4,499,000
7.01.01	Sales of Goods, Products and Services	4,836,000	4,471,000
7.01.02	Other Revenues	10,000	26,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	1,000	2,000
7.02	Products Acquired from Third Parties	-3,816,000	-3,566,000
7.02.01	Costs of Products, Goods and Services Sold	-3,248,000	-2,975,000
7.02.02	Materials, Energy, Outsourced Services and Other	-568,000	-591,000
7.03	Gross Value Added	1,031,000	933,000
7.04	Retention	-281,000	-273,000
7.04.01	Depreciation and Amortization	-281,000	-273,000
7.05	Net Value Added Produced	770,000	660,000
7.06	Value Added Received in Transfer	-165,000	139,000
7.06.01	Share of Profit of Subsidiaries and Associates	33,000	124,000
7.06.02	Financial Revenue	55,000	93,000
7.06.03	Other	-253,000	-78,000
7.07	Total Value Added to Distribute	585,000	799,000
7.08	Distribution of Value Added	585,000	799,000
7.08.01	Personnel	620,000	515,000
7.08.01.01	Direct Compensation	375,000	345,000
7.08.01.02	Benefits	79,000	76,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	35,000	31,000
7.08.01.04	Other	131,000	63,000
7.08.02	Taxes, Fees and Contributions	247,000	96,000
7.08.02.01	Federal	-50,000	-105,000
7.08.02.02	State	269,000	167,000
7.08.02.03	Municipal	28,000	34,000
7.08.03	Value Distributed to Providers of Capital	378,000	436,000
7.08.03.01	Interest	378,000	429,000
7.08.03.02	Rentals	0	7,000
7.08.04	Value Distributed to Shareholders	-660,000	-248,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-660,000	-248,000

Consolidated Interim Financial Information /Balance Sheet – Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2024	Previous Year 12/31/2023
1	Total Assets	20,862,000	22,050,000
1.01	Current Assets	6,428,000	7,523,000
1.01.01	Cash and Cash Equivalents	2,832,000	2,971,000
1.01.02	Financial Investments	17,000	777,000
1.01.02.01	Financial Investments Measured Fair Value	17,000	777,000
1.01.03	Accounts Receivable	499,000	573,000
1.01.03.01	Trade Receivables	405,000	458,000
1.01.03.02	Other Receivables	94,000	115,000
1.01.04	Inventories	1,883,000	1,952,000
1.01.06	Recoverable Taxes	605,000	1,078,000
1.01.08	Other Current Assets	592,000	172,000
1.01.08.01	Non-Current Assets for Sale	310,000	0
1.01.08.03	Other	282,000	172,000
1.01.08.03.04	Others assets	282,000	172,000
1.02	Noncurrent Assets	14,434,000	14,527,000
1.02.01	Long-term Assets	5,443,000	5,113,000
1.02.01.04	Accounts Receivable	833,000	810,000
1.02.01.04.02	Other Accounts Receivable	833,000	810,000
1.02.01.07	Deferred Taxes	1,099,000	1,078,000
1.02.01.09	Credits with Related Parties	54,000	52,000
1.02.01.10	Other Noncurrent Assets	3,457,000	3,173,000
1.02.01.10.04	Recoverable Taxes	2,863,000	2,536,000
1.02.01.10.05	Restricted deposits for legal proceedings	474,000	517,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	1,000
1.02.01.10.07	Other Noncurrent Assets	119,000	119,000
1.02.02	Investments	786,000	864,000
1.02.02.01	Investments in Associates	786,000	864,000
1.02.03	Property and Equipment, Net	6,256,000	6,577,000
1.02.03.01	Property and Equipment in Use	3,113,000	3,476,000
1.02.03.02	Leased Properties Right-of-use	3,143,000	3,101,000
1.02.04	Intangible Assets, net	1,949,000	1,973,000
1.02.04.01	Intangible Assets	1,949,000	1,973,000
1.02.04.01.02	Intangible Assets	1,634,000	1,652,000
1.02.04.01.03	Intangible Right-of-use	315,000	321,000

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2024	Previous Year 12/31/2023
2	Total Liabilities	20,862,000	22,050,000
2.01	Current Liabilities	5,763,000	6,225,000
2.01.01	Payroll and Related Taxes	396,000	381,000
2.01.02	Trade payables, net	2,505,000	3,253,000
2.01.02.01.01	Trade payable, net	2,401,000	2,729,000
2.01.02.01.02	Trade payable, agreement	104,000	524,000
2.01.03	Taxes and Contributions Payable	593,000	410,000
2.01.04	Borrowings and Financing	1,017,000	972,000
2.01.05	Other Liabilities	1,230,000	1,209,000
2.01.05.01	Payables to Related Parties	15,000	85,000
2.01.05.02	Other	1,215,000	1,124,000
2.01.05.02.08	Financing Related to Acquisition of Assets	145,000	112,000
2.01.05.02.09	Deferred Revenue	171,000	168,000
2.01.05.02.12	Lease liability	450,000	370,000
2.01.05.02.17	Lease Liability	449,000	474,000
2.01.07	Liabilities related to assets held for sale	22,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	22,000	0
2.02	Noncurrent Liabilities	10,433,000	11,103,000
2.02.01	Borrowings and Financing	3,536,000	4,302,000
2.02.02	Other Liabilities	5,217,000	4,575,000
2.02.02.02	Others	5,217,000	4,575,000
2.02.02.02.03	Taxes payable in installments	664,000	69,000
2.02.02.02.06	Pensio Plan	271,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	410,000	410,000
2.02.02.02.09	Other Payable Accounts	3,872,000	3,826,000
2.02.04	Provisions	1,610,000	2,151,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,610,000	2,151,000
2.02.06	Profits and Revenues to be Appropriated	70,000	75,000
2.03	Shareholders' Equity	4,666,000	4,722,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-76,000	26,000
2.03.02.04	Stock Option	27,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	5,329,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	155,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	625,000
2.03.04.12	Transactions with non-controlling interests	1,775,000	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-3,103,000	-2,443,000
2.03.08	Other comprehensive income	-1,000	-2,000
2.03.09	Non-Controlling interests	6,000	5,000

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
3.01	Net operating revenue	4,586,000	4,157,000
3.02	Cost of sales	-3,341,000	-3,089,000
3.03	Gross Profit	1,245,000	1,068,000
3.04	Operating Income/Expenses	-1,364,000	-1,178,000
3.04.01	Selling Expenses	-766,000	-711,000
3.04.02	General and administrative expenses	-153,000	-131,000
3.04.05	Other Operating Expenses	-461,000	-299,000
3.04.05.01	Depreciation and Amortization	-256,000	-247,000
3.04.05.03	Other operating expenses, net	-205,000	-52,000
3.04.06	Share of Profit of associates	16,000	-37,000
3.05	Profit from operations before net financial expenses	-119,000	-110,000
3.06	Net Financial expenses	-297,000	-331,000
3.07	Income (loss) before income tax and social contribution	-416,000	-441,000
3.08	Income tax and social contribution	10,000	122,000
3.08.01	Current	-11,000	-17,000
3.08.02	Deferred	21,000	139,000
3.09	Net Income from continued operations	-406,000	-319,000
3.10	Net Income (loss) from discontinued operations	-253,000	124,000
3.10.01	Net Income (loss) from Discontinued Operations	-253,000	124,000
3.11	Net Income for the period	-659,000	-195,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-660,000	-248,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	1,000	53,000
3.99.01.01	ON	-2.10529	-0.91859
3.99.01.02	PN		
3.99.02.01	ON	-2.10529	-0.91589
3.99.02.02	PN		

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
4.01	Net income for the Period	-659,000	-195,000
4.02	Other Comprehensive Income	1,000	-54,000
4.02.02	Foreign Currency Translation	0	-49,000
4.02.04	Fair Value of Trade Receivables	1,000	0
4.02.08	Other Comprehensive Income	0	-5,000
4.03	Total Comprehensive Income for the Period	-658,000	-249,000
4.03.01	Attributable to Controlling Shareholders	-659,000	-334,000
4.03.02	Attributable to Non-Controlling Shareholders	1,000	85,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
6.01	Net Cash Operating Activities	-294,000	-1,429,000
6.01.01	Cash Provided by the Operations	347,000	495,000
6.01.01.01	Net Income for the Period	-659,000	-195,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.4)	-21,000	-120,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	97,000	31,000
6.01.01.04	Depreciation/Amortization	287,000	280,000
6.01.01.05	Interest and Inflation Adjustments	353,000	494,000
6.01.01.06	Adjustment to Present Value	-2,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-16,000	66,000
6.01.01.08	Provision for Risks	151,000	28,000
6.01.01.10	Share-based Payment	1,000	5,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	0	6,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-22,000	-10,000
6.01.01.14	Other Operating Expenses	239,000	0
6.01.01.15	Deferred Revenue	-5,000	-73,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-56,000	-18,000
6.01.02	Changes in Assets and Liabilities	-641,000	-1,924,000
6.01.02.01	Accounts Receivable	51,000	146,000
6.01.02.02	Inventories	74,000	-184,000
6.01.02.03	Recoverable Taxes	148,000	44,000
6.01.02.04	Other Assets	-98,000	-65,000
6.01.02.05	Related Parties	-22,000	-22,000
6.01.02.06	Restricted Deposits for Legal Proceeding	36,000	9,000
6.01.02.07	Trade Payables	-748,000	-1,763,000
6.01.02.08	Payroll and Related Taxes	15,000	-61,000
6.01.02.09	Taxes and Social Contributions Payable	-26,000	-6,000
6.01.02.10	Payments of provision for risk	-178,000	-34,000
6.01.02.11	Deferred Revenue	3,000	66,000
6.01.02.12	Other Payables	10,000	-44,000
6.01.02.13	Income Tax and Social contribution,paid	0	-10,000
6.01.02.15	Received Dividends and Interest on own capital	94,000	0
6.02	Net Cash of Investing Activities	603,000	-430,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-121,000	-402,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-36,000	-43,000
6.02.04	Sales of Property and Equipment	1,000	15,000
6.02.11	Financial Applications	759,000	0
6.03	Net Cash of Financing Activities	-448,000	822,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	1,280,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-617,000	-32,000
6.03.04	Interest Paid	-269,000	-42,000
6.03.05	Payment of Dividends	0	-28,000
6.03.07	Acquisition of companies	0	-3,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
6.03.09	Payment of lease liability (Note 21.2)	-221,000	-353,000
6.04	Exchange rate changes in cash and cash equivalents	0	11,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-139,000	-1,026,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,971,000	5,621,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,832,000	4,595,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 03/31/2024

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.04	Capital Transactions with Shareholders	704,000	-102,000	0	0	0	602,000	0	602,000
5.04.01	Capital Increases (Note 23)	704,000	0	0	0	0	704,000	0	704,000
5.04.03	Share based expenses (Note 23)	0	1,000	0	0	0	1,000	0	1,000
5.04.09	Costs associated public offer shares	0	-103,000	0	0	0	-103,000	0	-103,000
5.05	Total Comprehensive Income	0	0	0	-660,000	1,000	-659,000	1,000	-658,000
5.05.01	Net Income for the Period	0	0	0	-660,000	0	-660,000	1,000	-659,000
5.05.02	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	1,000	1,000	0	1,000
5.07	Closing Balance	2,511,000	-76,000	5,329,000	-3,103,000	-1,000	4,660,000	6,000	4,666,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 03/31/2023

R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	2,605,000	-303,000	-2,071,000	0	0	231,000	-48,000	183,000
5.04.03	Share based expenses	0	5,000	0	0	0	5,000	0	5,000
5.04.11	Hyperinflationary economy effect	0	0	205,000	0	0	205,000	7,000	212,000
5.04.13	Disco subsidiary PUT valuation	0	0	21,000	0	0	21,000	-23,000	-2,000
5.04.14	Capital Reduction	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-32,000	-32,000
5.05	Total Comprehensive Income	0	0	0	-248,000	-86,000	-334,000	85,000	-249,000
5.05.01	Net Income for the Period	0	0	0	-248,000	0	-248,000	53,000	-195,000
5.05.02	Other Comprehensive Income	0	0	0	0	-86,000	-86,000	32,000	-54,000
5.05.02.04	Foreign currency translation	0	0	0	0	-81,000	-81,000	32,000	-49,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-5,000	-5,000	0	-5,000
5.07	Closing Balance	8,466,000	15,000	5,219,000	-420,000	-1,838,000	11,442,000	2,225,000	13,667,000

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 03/31/2024	Year to date previous period 01/01/2023 to 03/31/2023
7.01	Revenues	4,881,000	4,524,000
7.01.01	Sales of Goods, Products and Services	4,867,000	4,496,000
7.01.02	Other Revenues	12,000	26,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	2,000
7.02	Products Acquired from Third Parties	-3,833,000	-3,566,000
7.02.01	Costs of Products, Goods and Services Sold	-3,253,000	-2,980,000
7.02.02	Materials, Energy, Outsourced Services and Other	-580,000	-586,000
7.03	Gross Value Added	1,048,000	958,000
7.04	Retention	-285,000	-275,000
7.04.01	Depreciation and Amortization	-285,000	-275,000
7.05	Net Value Added Produced	763,000	683,000
7.06	Value Added Received in Transfer	-157,000	181,000
7.06.01	Share of Profit of Subsidiaries and Associates	16,000	-37,000
7.06.02	Financial Revenue	80,000	94,000
7.06.03	Other	-253,000	124,000
7.07	Total Value Added to Distribute	606,000	864,000
7.08	Distribution of Value Added	606,000	864,000
7.08.01	Personnel	631,000	521,000
7.08.01.01	Direct Compensation	383,000	350,000
7.08.01.02	Benefits	80,000	76,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	35,000	32,000
7.08.01.04	Other	133,000	63,000
7.08.01.04.01	Profit (cost) sharing	133,000	63,000
7.08.02	Taxes, Fees and Contributions	253,000	100,000
7.08.02.01	Federal	-43,000	-100,000
7.08.02.02	State	268,000	166,000
7.08.02.03	Municipal	28,000	34,000
7.08.03	Value Distributed to Providers of Capital	381,000	438,000
7.08.03.01	Interest	381,000	430,000
7.08.03.02	Rentals	0	8,000
7.08.04	Value Distributed to Shareholders	-659,000	-195,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-660,000	-248,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	1,000	53,000

EARNINGS

RELEASE

1Q24

May 7, 2024

PCAR
B3 LISTED NM

Conference call about the 1Q24 Earnings

Wednesday

May 8, 2024

09:00 am (Brasília)

08:00 am (NY)

01:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

Earnings release 1Q24

São Paulo, May 7, 2024. GPA [B3: PCAR3] announces the results for the 1st quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. ("Éxito"), in 2022, as disclosed in the material facts and notices to the market, these activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities ("Gas Stations") passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

Continuous operational improvement with an increase of 1.8 p.p. in the Adjusted EBITDA Margin and significant reduction of R$ 1.4 billion of net debt vs. 1Q23

- **R$ 428 million in Operational Free Cash Flow**(1) in the last 12 months, representing **an improvement of R$ 736 million** vs. 1Q23;
- **Gross revenue growth of 8.2%** vs. 1Q23;
  - Sales growth of 10.3% in Pão de Açúcar banner and 22.8% in Proximity format(2)
  - Strong growth of 25.1% in E-commerce operation
- **Increase of 8.1% in Same-store sales** (5.4% ex. calendar effect) vs. 1Q23;
  - Strong growth of 9.3% (6.7% ex. calendar effect) in Pão de Açúcar banner and solid seasonality performance
- **Sixth consecutive quarter of Market share**(3) **gains**, with a **0.2 p.p. increase** vs. 1Q23;
- **Gross profit of 27.2%, 1.5 p.p. increase** vs. 1Q23;
- **Adjusted EBITDA Margin**(4)(5) **of 8.1%, an increase of 1.8 p.p.** vs. 1Q23, and growth of 41.4% in the same period;
- **Net debt reduction of R$ 1.4 billion** with **6.8x of deleverage** pre-IFRS 16(6) vs. 1Q23.

INCOME STATMENT R$ million, except when indicated	GPA Consolidated			GPA Consolidated			GPA Consolidated	
	1Q24	Gas Stat. IFRS 5	1Q24 w/ Gas Stat.	1Q23	Gas Stat. IFRS 5	1Q23 w/ Gas Stat.	Δ	Δ w/ Gas Stations
Gross Revenue	4,867	356	5,223	4,496	340	4,836	8.2%	8.0%
Net Revenue	4,586	356	4,942	4,157	339	4,496	10.3%	9.9%
Gross Profit	1,245	31	1,276	1,068	28	1,096	16.6%	16.4%
Gross Margin	27.2%	8.6%	25.8%	25.7%	8.4%	24.4%	1.5p.p.	1.4p.p.
Selling, General and Administrative Expenses	(919)	(23)	(942)	(842)	(22)	(863)	9.2%	9.1%
% of Net Revenue	20.0%	6.4%	19.1%	20.2%	6.3%	19.2%	-0.2p.p.	-0.1p.p.
National Equity Income	16	0	16	8	0	8	100.4%	100.4%
Adjusted EBITDA GPA Brazil (4)(5)	372	8	380	263	7	270	41.4%	40.7%
Adjusted EBITDA Margin - GPA Brazil (4)(5)	8.1%	2.2%	7.7%	6.3%	2.1%	6.0%	1.8p.p.	1.7p.p.
International Equity Income (7)	0	0	0	(46)	0	(46)	0.0%	-100.0%
Adjusted EBITDA GPA Consolidated (5)	372	8	380	217	7	224	71.1%	69.3%
Adjusted EBITDA Margin - GPA Consolidated (5)	8.1%	2.2%	7.7%	5.2%	2.1%	5.0%	2.9p.p.	2.7p.p.
Other Operating Revenue (Expenses)	(205)	(0)	(205)	(51)	0	(51)	300.0%	300.0%
Net Income Controlling Shareholders - Continued Op.	(407)	5	(402)	(319)	4	(315)	27.6%	27.6%
Net Margin Controlling Shareholders - Continued Op.	-8.9%	1.3%	-8.1%	-7.7%	1.1%	-7.0%	-1.2p.p.	-1.1p.p.
Net Income Controlling Shareholders - Discontinued Op. (8)	(253)	(5)	(258)	71	(4)	67	n.d.	n.d.
Net Income Controlling Shareholders Consolidated (9)	(660)	0	(660)	(248)	0	(248)	166.5%	166.5%

(1) Adjusted EBITDA pre-IFRS 16, excluding equity income, minus variation in working capital, minus Capex; (2) Excluding *"Aliados"* revenue; (3) In comparison with total sales in the Brazilian self-service market, calculated by Nielsen Consulting; (4) GPA Brazil excludes impacts from the international perimeter (Cnova); (5) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses; (6) Net Debt divided by GPA Brasil Adjusted EBITDA pre-IFRS 16 LTM; (7) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (8) It includes the results from the discontinued operation of hypermarkets, gas stations and Éxito Group; (9) It considers results from continued and discontinued operations.

Subsequent events, sales of equity participations and non-core assets, and public offering of shares

- On October 16, 2023, GPA's Board of Directors approved the signing of a pre-agreement for the sale of GPA's entire remaining 13.3% stake in Éxito for US$ 156 million (R$ 789 million) to the Calleja Group, owner of the leading supermarket retail group in El Salvador, as part of a Tender Offer ("TO") launched by the Calleja Group in Colombia and the United States. Access the relevant fact in more detail at the **link**. In January 2024, the TO was concluded and the Company announced the receipt of R$ 789 million. In this way, the Company concluded the sale of the entire remaining 13.3% stake held in Éxito. Access the material fact in more detail at the **link**.
- On March 13, 2024, the Company concluded the public offering process for the primary distribution of shares issued by the Company, through the issuance of 220 million new shares, totaling R$ 704 million. Access the relevant fact in more detail at the **link**;
- On April 2, 2024, after the public offering for the primary distribution of shares, the Casino Group announced the reduction of its stake in the Company to 22.5% (**link**), resulting in the end of its control of GPA;
- On April 18, 2024, the new Board of Directors, now comprising nine members, took office, including: six independent members (vs. three previously), two members of the Casino Group (vs. six previously) and one member of management (CEO). With the majority of independent members (six out of nine members), new expertise added, greater diversity (two new female members) and with the new chairman position now being held by an independent member, we made another important advance in the Company's governance (**link**);
- On April 30, 2024, we announced adherence to the ICMS debt settlement program of the Government of the State of São Paulo, which allowed a reduction, according to the discounts resulting from this agreement, of approximately 80% for the settlement of contingencies that amounted to R$ 3.6 billion. Access the relevant fact in more detail at the **link**;
- On May 2, 2024, we announced the sale of our administrative headquarters building as part of initiatives to sell non-core assets to reduce the Company's financial leverage. The transaction value totaled R$ 218 million. Access the relevant fact in more detail at the **link**.

Message from the CEO



01
TOP LINE
02
CUSTOMERS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE

GPA recorded solid growth in revenue across all its banners, with emphasis on the Pão de Açúcar banner, in a process of continuous improvement in operational performance. The adjusted EBITDA margin reached its best result in the last nine quarters, at 8.1%, a solid expansion of 41.4% compared to 1Q23, a result that highlights the consistency of our turnaround plan that arrives, in 2024, at the end of its first three-year period.

Discipline and, especially, consistency in execution to deliver the objectives and goals established in the six strategic pillars, has achieved, month after month, more recognition from our clients: there are already six consecutive quarters of market share increase, considering the self-service market, despite a strong comparison base with 1Q23; and an increase of 13 points in NPS in the last 12 months.

The operational delivery is accompanied by a very solid movement to improve the capital structure, with important events starting in 2023, which contemplate from the sale of non-core assets, to the follow-on process, which culminated in the increase in GPA's share capital and a new corporate structure, until the definitive resolution of relevant issues such as the issue of contingencies, announced recently.

We start 2024 with a lighter company, with an even more balanced structure, which gives us more flexibility to execute the business recovery plan we propose, with increased profitability and accelerated results

Marcelo Pimentel
GPA CEO

Sales Performance

Solid growth of same-store sales with sixth consecutive quarter of market share gains

GROSS REVENUE (R$ million)	1Q24		Var. 1Q24/1Q23		
	Total Sales	Share of sales (%)	Total sales	Same Store Sales	Same Store Sales ex. calendar effect(5)
Pão de Açúcar	2,433	50.0%	10.3%	9.3%	6.7%
Extra Mercado(1)	1,618	33.2%	5.3%	7.2%	4.5%
Proximity(2)	535	11.0%	22.8%	4.9%	2.3%
Other businesses(3)	63	1.3%	2.7%	n.d	n.d
GPA ex Aliados	**4,649**	**95.5%**	**9.7%**	**8.1%**	**5.4%**
Aliados	219	4.5%	-15.1%	n.d.	n.d.
GPA(4)	**4,867**	**100.0%**	**8.2%**	**8.1%**	**5.4%**

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Excludes "*Aliados*" revenue (3) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of 2.7 p.p., mainly due to Easter (03/31 in 2024 vs. 04/09 in 2023) and an extra day of sales on 02/29/24.

Total sales reached R$ 4.9 billion in 1Q24, an increase of 8.2%. The highlights were the Pão de Açúcar banner, which showed double-digit growth of 10.3%, driven by the performance of same-store sales, and the Proximity format, with an increase of 22.8%, supported by the opening of 61 stores in the last 12 months (9 stores in 1Q24), which showed accelerated maturation (approximately seven months, on average).

Growth was once again higher than the self-service market, with an increase of 0.2 p.p. in market share, despite the strong basis for comparison with 1Q23, in which we already had the positive effect of the conversion of part of hypermarket stores into supermarkets.

From this quarter onwards, we opted for the managerial segregation of the part of the proximity sales that is characterized by direct sales to small businesses (***"Aliados"* format**). Within the context of the evolution of the turnaround plan, this decision aims to give greater visibility to the Company's different business profiles. In the last two years, we began to invest more significantly in the expansion of premium proximity stores under the **Minuto Pão de Açúcar banner**, making this format one of the Company's strategic pillars with a strong path of growth.

Finally, this quarter we began to demonstrate the **Gas Stations** as a discontinued operation (IFRS 5/CPC 31) and, in this way, the gross revenue, as well as costs and expenses, began to be consolidated in the income statement in discontinued activities.

Solid growth of same-store sales, above inflation

Same Store Sales(1)	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Pão de Açúcar	0.1%	4.2%	5.5%	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%
Extra Mercado	0.6%	4.8%	2.0%	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%
Proximity(2)	1.3%	8.6%	13.1%	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%

(1) Excludes calendar effect of 2.7 p.p.; (2) Excludes "*Aliados*" revenue

Same-store sales showed growth of 8.1% (5.4% ex. calendar effect), with a performance considerably higher than the inflation of the period, measured at 2.5%.

In Pão de Açúcar, same-store sales grew by 9.3% (6.7% ex. calendar effect), also showing strong progress in relation to 1Q23. The increase was driven by the volume of sales and the increase in the average price and in the flow of customers in stores. The category highlight was fruits & vegetables, fish counter and complementary grocery, the last two driven by seasonal events occurred in this quarter. Basic grocery has a relevant growth as well, driven by inflation in some food items (such as rice, refined sugar and olive oil). Finally, it is worth mentioning the continuous increase in the Premium & Valuable customer base, a strategic pillar for increasing sales and profitability, with growth of 5.9% vs. the previous year.

In **Extra Mercado, same-store sales had an increase of 7.2% (4.5% ex. calendar effect)**, best same-store sales growth since 2Q22. The highlights also were fruits & vegetables, fish counter and complementary grocery. In 1Q24, we continued to upgrade the customer experience, with an improvement in NPS, and the implementation of the category management project and assortment and price review, whose positive impact on the banner's sales is expected in the coming quarters of this year.

In the Proximity format, we presented strong growth of 22.8% in total stores, driven by the accelerated ramp-up of new stores. **In the same store comparison, we presented an increase of 4.9% (2.3% ex. calendar effect), with highlight**

to the vintage of stores inaugurated since 2021, that presents a double digit same-store growth and which already has sales per square meter, on average, 8% higher than older stores. This performance is explained by the adjustments made in the expansion process in recent years, with better demographic positioning of stores, focus on the premium Minuto Pão de Açúcar banner in the most affluent neighborhoods of the city of São Paulo, better positioning of the perishables categories, among other aspects. In 1Q24, as in previous quarters, we continued to gain market share (+0.9 p.p.) with a margin-promoting format for the Company.

The "*Aliados*" format, which we passed to present segregated from this quarter onwards, is the Proximity format model of direct sales to small businesses that was launched in 2017. We currently have more than 2.2 thousand partners in this format, which generated sales of R$ 219 million this quarter. This format's main characteristics are low investment and significant commercial and logistics synergies with the rest of the operation. From the beginning of 2024, we started a process of rebalancing this format, focusing on profitability, offering an assortment mix with higher margin, increased promotional efficiency and greater dilution of logistics costs, resulting in smaller but more profitable sales, which should contribute positively to the recovery plan for the Company's operating margin.

Consistent market share gains in all formats

Six consecutive quarters with increase of market share

Since April 2022, with the kick off of GPA's turnaround plan, we have maintained discipline and consistency in delivering the objectives of the six strategic pillars, resulting in growing recognition from our clients, which may be observed by the relevant gains in market share.

In 1Q24, we grew our market share by 0.2 p.p. compared to the previous year, this being the sixth consecutive quarter of increase, according to data from Nielsen Consulting, considering the self-service market in Brazil.



Market Share Growth YoY
0.1 p.p.
0.4 p.p.
0.8 p.p.
0.6 p.p.
0.3 p.p.
0.2 p.p.
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

Pão de Açúcar showed an **evolution of 0.1 p.p.** vs. the self-service market in compared to the previous year. The consistent increase in market share is mainly due a result of advances in the perishables categories, with the capture of new customers and growth of the Premium & Valuable customer base. **Extra Mercado**, in turn, remained **stable** compared to the same basis. **The proximity format**, with the **Minuto Pão de Açúcar and Mini Extra banners, had a gain of 0.9 p.p**. in comparison with small supermarkets in greater SP, reinforcing the success of the proposal of value delivered to customers in this format

Expansion: 64 stores opened in the last 12 months, with 9 stores in 1Q24

R$ 659 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The Minuto stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average. They also have high performance, and the newest stores, opened in 2022 and 2023, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company's consolidated profitability.



Quarterly Sales
(Expansion 2022-2024) (R$MM)
4
40
256
440
455
509
557
673
659
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q23

In 1Q24, we opened 9 stores being 7 Minuto Pão de Açúcar and 2 Mini Extra. In the last 12 months, we accumulate 64 new stores, being: (i) 61 in proximity format, 53 Minuto Pão de Açúcar and 8 Mini Extra; and (ii) 3 Pão de Açúcar.

E-commerce with strong growth acceleration and Improvement in 1P indicators

Strong increase of 25.1% of revenue, with profitability progress and operational indicators improvement

In 1Q24, we presented an increase of 25.1% in e-commerce revenue, an acceleration when compared to the last quarters, reaching R$ 503 million in sales. The penetration reached 11.8% of total food sales, representing an increase of 1.6 p.p. when compared to the last year. Both formats, 1P and 3P, presented a strong double digit growth.



10.5
10.2
11.1
11.6
11.9
11.8
25.1%
448
402
453
470
538
503
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Gross Revenue (R$ million)
Participation in food sales (%)

Among the highlights of the quarter is the increase in the perishables' penetration in the 1P channel, which increased 6.3 p.p. compared to 1Q23, reaching 34% of channel sales, which is a fundamental pillar of differentiation of our value proposition.

Additionally, other critical indicators of the 1P operation have shown solid progress. The perfect order (order with 0% stockout) and on time in full (delivered on time and with all items purchased) increased by 4.4 p.p. and 7.5 p.p., respectively, vs. o 1Q23.

Finally, the format's EBITDA margin reached a high single digit, with a significant improvement in the format's EBITDA compared to 1Q23.

Customers & NPS: Significant improvement in customer satisfaction

Greater customer satisfaction translates into greater flow and frequency

The consistency of focusing on the customer at the center of decisions continues to produce important advances in NPS across all of our banners. **In 1Q24, we reached 77 points in NPS**, considering all brands, **a strong increase of 13 points in the last 12 months**, with highlights being the improvements achieved in price perception and waiting time in the checkout line. It is also worth highlighting the excellent customer perception regarding the quality of products and service in the store. This strong evolution of the NPS permeates all of our banners and we continue to see opportunities to keep evolving throughout 2024 quarters.

At Pão de Açúcar, we continued to see growth in **Gold and Black customers (*Programa Mais*)**, classifications with a higher level of loyalty. This increase continues to drive growth in the number of Premium & Valuable customers, a group with the highest purchase frequency and highest monthly expenditure, which increased by 5.9%, demonstrating the effectiveness of the new program in generating value for the customer.

Still on the topic of customer loyalty, we have a privileged position in **Private Brands** and great potential for the development of this platform, which is connected to the strong level of trust that our customers have in our brands. In 1Q24, we increased sales by 12.0% vs. 1Q23 and reached a penetration of 21% in total sales of our banners, improvement of 0.9 p.p. vs. 1Q23. In Extra Mercado Banner the Private Brands play an even more relevant role and presented a penetration of 26% of sales in 1Q24, 1.2 p.p. higher than the same period in 2023. The value proposition in Private Brands aims to deliver high quality products to the customer, comparable to the category leader, at an extremely competitive price. The high loyalty generated with customers can also be measured in the relevant share that Private Brands have in customers' baskets, with 8 out of 10 customers consuming our brands, in addition to the 2.4 times higher average frequency of these customers in relation to those who still do not buy Private Brands.

We also highlight Stix, GPA's loyalty coalition platform that brings together Pão de Açúcar, Extra, Droga Raia and Drogasil, Sodimac, C&A, and from April 2024 Shell gas stations. The platform reached 6.9 million of active clients, a growth of 15% when compared to 4Q23, and 9.5 billion of redeemed points, an increase of more than 100% vs. 1Q23

Financial Performance

Given the discontinuity in the results of the activities of the Gas Stations (IFRS 5), which are classified as available for sale, we will demonstrate, by way of comparison, the gross margins and adjusted EBITDA in the views without and with the inclusion of the Stations. Gross Profit and adjusted EBITDA reflect the operation excluding Stations.

Acceleration in gains of gross margin

Solid expansion of 1.5 p.p. when compared to 1Q23 and 0.2 p.p. vs. 4Q23



+1.5 p.p.
25.7
26.3
26.6
27.0
27.2
24.4
24.8
25.1
25.7
25.8
1,068
1,151
1,161
1,317
1,245
1Q23
2Q23
3Q23
4Q23
1Q24
Gross Profit (R$ million)
Gross Margin (%)
Gross Margin incl. Gas Stations (%)

Gross Profit totaled R$ 1.2 billion in 1Q24, with a margin of 27.2%, showing an improvement of 1.5 p.p. and 0.2 p.p. compared to 1Q23 and 4Q23, respectively. The continuous evolution of Gross Profit compared to the previous year is mainly the result of continuous progress in commercial negotiations, reduction in shrinkage and efficiency gains in logistics costs.

Selling, General and Administrative Expenses totaled R$ 919 million in the quarter, representing 20.0% of net revenue, which is the lowest level since 1Q23, excluding 4Q23 that is favored by seasonal sales at the end of the year. The efficiency gain was 0.2 p.p. vs. 1Q23 due mainly to savings in operating expenses in stores, mostly utilities and facilities, and, in part, as a result of captures from the Zero Base Budget project.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 16 million, an increase of R$ 8 million compared to 1Q23. This improvement is substantially due to the change in the Pão de Açúcar card points program and the reduction in costs of bad debt provision. It is worth remembering that, since 4Q23, with the complete sale of GPA's stake in Cnova, we no longer have the negative impact of the equity equivalence of international operations.

Best Adjusted EBITDA margin in the last 9 quarters

Solid expansion of 0.7 p.p. when compared to 3Q23 and 1.8 p.p. vs. 4Q22


+1.8 p.p
6.3%
6.0%
6.7%
6.3%
7.4%
7.0%
8.1%
7.7%
8.1%
7.7%
263
294
326
397
372
1Q23
2Q23
3Q23
4Q23
1Q24
Adjusted EBITDA (R$ million)
Margin (%)
Margin Incl. Gas Stations (%)

As a result of the effects mentioned above, GPA's **Adjusted EBITDA** was R$ 372 million, representing a growth of 41.4% vs. 1Q23, and adjusted EBITDA margin of 8.1%, showing an improvement of 1.8 p.p. vs. 1Q24. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) in the completion of projects that will impact the rebalancing of categories in light of GPA's new value proposition; (iii) capturing the reduction in expenses based on the project to implement the Zero Base Budgeting methodology; and (iv) the best promotional balance with the growing perception of the brands' new value proposition by customers.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ (205) million. This result is mainly due to expenses related to: (i) adherence to the ICMS debt settlement program of the State of São Paulo (R$ 86 million); (ii) impairment related to the sale of the Company's administrative headquarters (R$ 25 million); and (iii) store restructurings, store closures and other extraordinary expenses.

After individual analysis of eligible legal proceedings, weighing risks and benefits, the Company joined the State of São Paulo's debt settlement program ("Settlement") with the amount of R$ 533 million in probable risk contingencies (provisioned) and R$3.1 billion related to possible contingencies. Given the discounts provided by the State, the value resulting from the Settlement totaled R$ 794 million, representing a reduction of around 80% in relation to the contingency values, for payments over 10 years, adjusted by the SELIC rate. With the conclusion of the Settlement, we made a provision of R$ 261 million in the 1Q24 results, of which R$ 86 million in other income and expenses from continued operations and R$ 175 million in discontinued operations.

CONSOLIDATED NET FINANCIAL RESULT

FINANCIAL RESULT (R$ million)	GPA		
	1Q24	1Q23	Δ
Financial Revenue	79	92	-14.1%
Financial Expenses	(254)	(313)	-18.8%
Cost of Debt	(164)	(223)	-26.5%
Cost of Receivables Discount	(17)	(19)	-10.5%
Other financial expenses	(73)	(71)	2.8%
Net Financial Revenue (Expenses)	(175)	(221)	-20.8%
% of Net Revenue	3.8%	5.3%	-1.5 p.p.
Interest on lease liabilities	(122)	(110)	10.9%
Net Financial Revenue (Expenses) – Post IFRS 16	(297)	(331)	-10.3%
% of Net Revenue – Post IFRS 16	6.5%	8.0%	-1.5 p.p.

At the end of 1Q24, the Company's net financial result totaled R$ (175) million, representing 3.8% of net revenue. This result represents an improvement of 20.8% compared to the same period last year, mainly due to the reduction of R$ 1.4 billion in net debt and the reduction in the basic interest rate. Adding interest on lease liabilities, the amount reached R$ (297) million, equivalent to 6.5% of net revenue.

CONSOLIDATED NET INCOME OF CONTINUED AND DESCONTINUED OPERATIONS

ON-OFF EFFECTS CONTINUED NET INCOME (R$ million)	GPA		
	1Q24	1Q23	Δ R$
Controlling Net Income - Continued Activities	-407	-319	-88
(+) Adjustment in Other Operating Income and Expenses	111	0	111
Provision of São Paulo ICMS' Settlement	86	0	86
GPA's headquartes' Impairment	25	0	25
(+) Non recognition of credits of Income Tax/CSLL	99	15	84
Controlling Sharholders Adjusted Net Income - Continued Operations	-197	-304	107

The **Net Loss from Continued Operations** reached R$ (407) million in 1Q24, vs. a loss of R$ (319) million in the same period of last year. The increase in losses, despite the improvement in adjusted EBITDA and Financial Result, is mainly due to one-off effects related to: (i) the impact on other operating revenues and expenses generated by adherence to the debt settlement program ICMS with the State of São Paulo and the GPA's headquarter impairment after the asset sale; and (ii) the lower recognition of tax credits in Income Tax and CSLL related to accumulated tax losses.

Excluding these one-off effects, the **Adjusted Net Loss from Continued Operations** reached R$ (197) million, an improvement of R$ 107 million compared to 1Q23.

The **Net Loss from Discontinued Operations** reached R$ (253) million, mainly due to the impact of the provisioning of: (i) Extra Hiper's Labor contingencies; and (ii) adherence to the ICMS debt settlement program with the State of São Paulo, with an impact of R$ (175) million.

CASH GENERATION AND NET DEBT

NET DEBT VARIATION - MANAGERIAL VIEW (R$ million)	GPA					
	1Q24	1Q23	Δ R$	LTM[5] 1T24	LTM[5] 1T23	Δ R$
Adjusted EBITDA GPA Brazil pre-IFRS 16[1]	157	62	95	527	309	219
(-) Share Profit of Associates Brazil	(16)	(8)	(8)	(59)	(44)	(15)
Income tax paid	(0)	(0)	(0)	(1)	(0)	(0)
Working Capital of Goods Variation	(665)	(670)	6	211	221	(10)
Inventory Variation	67	(34)	101	196	(12)	208
Suppliers Variation	(795)	(732)	(63)	98	229	(131)
Receivable Variation	63	95	(32)	(83)	4	(87)
Other Operational Asset and Liabilities Variation	(19)	0	(19)	426	232	194
Operational Cash Flow	(543)	(616)	74	1,106	718	388
Capex adjusted by BTS[2]	(157)	(205)	49	(678)	(1,026)	348
Operational Free Cash Flow	(699)	(821)	122	428	(308)	736
Other Operation Income and Expenses	(167)	(159)	(8)	(813)	(1,310)	497
Dividends	94	230	(136)	114	560	(446)
Adjusted Operational Free Cash Flow	(772)	(750)	(22)	(271)	(1,058)	787
Sale of Assets[3]	1,500	21	1,479	2,271	3,616	(1,345)
Cash Flow after Sale of Assets	729	(729)	1,458	2,000	2,559	(558)
Net Financial Cost[4]	(146)	(204)	58	(677)	(860)	183
Net Debt Variation	583	(933)	1,516	1,323	1,698	(375)

(1) it considers EBITDA adjusted by Other Operating Income and Expenses, with the result of Equity Income from National Operations and with rental costs and expenses; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) it includes revenues of asset sales and strategic projects, such as Follow-on, sale of Extra Hiper stores and the sale of participation in Éxito; (4) it includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables; (5) Last twelve months

In 1Q24, net debt showed a reduction of R$ 583 million vs. o 4Q23, impacted by the sale of the remaining stake in Grupo Éxito (R$ 789 million) and the public offering of shares (R$ 704 million). The Operating Free Cash Flow was negative by R$ 699 million, reflecting the seasonality of the first quarter, with greater use of working capital in suppliers. Notwithstanding, in comparison with the same period in 2023, it showed an improvement of R$ 122 million, with gains in efficiencies in main operating lines: EBITDA, inventory and Capex. These developments are a direct result of initiatives to gain operational efficiency, with increased operating margins, control of expenses, gains in efficiency in inventory turnover and greater control of investment projects.

In the 12-month period ended in 1Q24, net debt was reduced by R$ 1.3 billion, excluding not discounted receivables, impacted by the sales of non-core assets and the public offering of shares, which totaled R$ 2.3 billion and also due to the generation of operational free cash, which totaled R$ 428 million compared to a consumption of R$ 308 million in the 12-month period ending in 1Q23. This significant improvement of R$ 736 million in operating free cash flow is the result of the increase in EBITDA and inventory turnover, and the reduction in Capex. In other cash flow lines, it is worth mentioning: (i) the improvement of R$ 497 million in Other Operating Income and Expenses, mainly due to the reduction in labor contingencies and other costs related to the sale of Extra Hiper stores; and (ii) the improvement of R$ 183 million in net financial costs impacted by the reduction in financial leverage.

Below is a table detailing the working capital of goods, highlighting the eight-day improvement in inventory turnover in the comparison between 1Q24 and 1Q23.

WORKING CAPITAL OF GOODS (R$ million)	GPA						
	1Q23	2Q23	3Q23	4Q23	1Q24	1Q24 vs 1Q23	1Q24 vs 4Q23
(+) Suppliers	2,127	2,197	2,219	3,020	2,225	98	(795)
(-) Inventory	(2,079)	(1,965)	(1,992)	(1,950)	(1,882)	196	67
(-) Receivables	(322)	(292)	(352)	(468)	(405)	(83)	63
(=) Cash Flow After Receivables	(273)	(59)	(126)	603	(62)	211	(665)
In Days of COGS							
(+) Suppliers	54	55	54	73	53	(1)	(20)
(-) Inventory	(53)	(49)	(49)	(47)	(45)	8	2
(-) Receivables	(8)	(7)	(9)	(11)	(10)	(1)	2
(=) Cash Flow After Receivables	(7)	(1)	(3)	15	(1)	5	(16)

NET DEBT CONSOLIDATED

Strong reduction of R$ 1.4 billion with deleverage of 6.8x pre-IFRS 16

INDEBTEDNESS (R$ milhões)	GPA		
	1Q24	1Q23	Δ R$
Short-Term Debt	**1,016**	**1,124**	**(108)**
Loans and Financing	952	1,044	(92)
Debentures	64	80	(15)
Long-Term Debt	**3,536**	**5,436**	**(1,900)**
Loans and Financing	168	2,244	(2,075)
Debentures	3,368	3,192	175
Total Gross Debt	**4,552**	**6,560**	**(2,007)**
Cash and Financial investments	(2,832)	(3,516)	684
Net Debt	**1,720**	**3,043**	**(1,323)**
On balance Credit Card Receivables not discounted	(115)	(30)	(84)
Net Debt incl. Credit Card Receivables not discounted	**1,606**	**3,013**	**(1,407)**
EBITDA Ajustado GPA Brasil(últimos 12 meses)	1,388	1,092	297
Net Debt including Credit Card Receivables not discounted / Adjusted EBITDA GPA Brasil (LTM)	**1.2x**	**2.8x**	**-1.6x**
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	527	309	219
Net Debt including Credit Card Receivables not discounted / Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	**3.0x**	**9.8x**	**-6.7x**

Net debt, including the balance of not discounted receivables, reached R$ 1.6 billion, a reduction of R$ 1.4 billion vs. the same period of the previous year. Pre-IFRS 16 financial leverage, measured by net debt divided by GPA Brasil's adjusted EBITDA pre-IFRS 16, which includes rental expenses, showed a reduction of 6.8x compared to 1Q23, reaching 3.0x.

INVESTMENTS

ADJUSTED CAPEX[1] (R$ million)	GPA Consolidated					
	1Q24	1Q23	Δ	LTM[2] 1T24	LTM[2] 1T23	Δ R$
New Stores and Land Acquisition	43	39	4	131	172	(42)
Store Renovations, Conversions and Maintenance	40	84	(44)	216	475	(259)
IT, Digital and Logistics	74	82	(8)	331	378	(47)
Total Investments GPA Consolidated	**157**	**205**	**(49)**	**678**	**1,026**	**(348)**

(1) Net from the financing of *built to-suit* format to the new stores of Pão de Açúcar.

In 1Q24, adjusted Capex for built-to-suit operations ("adjusted Capex") reached R$ 157 million, a reduction of R$ 49 million vs. o 1Q23, mainly in Renovations, Conversions and Maintenance. In the 12-month view, adjusted Capex reached R$ 678 million, a reduction of R$ 348 million vs. 12 months ended in 1Q23, mainly in Renovations, Conversions and Maintenance, which in 2022 showed a greater concentration of investments in renovations for the conversions of Extra hypermarket stores to the supermarket format.

ESG AT GPA

Agenda with and for society and the environment

Promotion of diversity and inclusion: reinforcing our commitment to racial equity, in 1Q24 we started the third class of the Internship Program exclusively for black and brown people, and of the 30 vacancies available, 54% were filled by black women. We continue to reinforce this theme in all Company selection processes, with the objective of reaching at least 50% of our workforce to be self-declared black and brown people. Strengthening the commitment to gender equality, during the month of March, more than 17 actions were carried out in celebration of International Women's Day, including lectures, training, workshops and internal engagement actions, in total more than 4,100 employees were directly impacted during the period.

Combating climate change: as a result of the actions and projects to replace gases and retrofit the engine rooms initiated, in addition to continuous improvement in our processes of preventive identification and rapid remediation in cases of refrigerant gas leaks, we reduced our emissions by 8% (scope 1 and 2) in 1Q24 (compared to 1Q23), in line with our public commitment to reduce emissions in these scopes by 50% by 2025 (base year 2015).

Animal welfare in the value chain: In 1Q24, we reached 44.5% of egg sales being cage-free in our stores, with highlights for Private Brands which reached 66.9% and e-commerce with 58.5%. This evolution is the result of a strategy that involves consumer communication, store supply, supplier development, internal training, and sectoral activities, among others. Reinforcing our commitment to raising consumer awareness on the topic, in our e-commerce, from 1Q24 onwards, products with animal welfare attributes are now identified by a seal, supporting and encouraging consumers to choose these products.

Social Impact: we renewed our successful partnership with the NGO *Gerando Falcões*, with the launch in 1Q24 of another social product (nachos snacks) whose entire profit from the sale will be directed to the NGO's projects, which works to interrupt the cycle of poverty in favelas with innovation and technology. This initiative reinforces our purpose of nurturing dreams and lives.

Ethics and Transparency: In 1Q24, we disclosed information about our environmental impact through the CDP (Carbon Disclosure Project) with an "A-" grade in the Climate Change questionnaire. In the CDP *Florestas* ranking, we evolved from B to A- in the beef chain category, achieving the best retail score, reinforcing our commitment to combating deforestation. Furthermore, the annual sustainability report was recognized as one of the 10 best on the market according to the Reporting Matters Brazil 2023 Report, carried out by the Brazilian Business Council for Sustainable Development (CEBDS), which analyzed 77 sustainability reports. This is further recognition of all the work done to provide greater transparency in the dissemination of information.

BREAKDOWN OF STORE CHANGES BY BANNERS

In 1Q24, we opened 9 new proximity format stores (7 Minuto Pão de Açúcar and 2 Mini Extra), and closed 7 stores (1 Pão de Açúcar, 5 Mini Extra and 1 Minuto Pão de Açúcar).

The closures carried out in the quarter are in line with the process of adjusting the store network based on the assessment of store performance, competitive market conditions and movements in the rest of the store network.

Store by Banner	4Q23	1Q24					
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA Brazil	**767**	**9**	**0**	**-7**	**0**	**769**	**644**
Pão de Açúcar	194	0	0	-1	0	193	265
Extra Mercado	178	0	0	0	0	178	212
Mini Extra	147	2	0	-5	0	144	36
Minuto Pão de Açúcar	176	7	0	-1	0	182	46
Gas Stations	71	0	0	0	0	71	83
Stores under Conversion / Analysis	1	0	0	0	0	1	2

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET		
(R$ million)	ASSETS	
	Consolidated	
	03.31.2024	03.31.2023
Current Assets	**6,428**	**27,985**
Cash and Marketable Securities	2,832	3,516
Financial Applications	17	0
Accounts Receivable	405	322
Credit Card	115	30
Sales Vouchers and Trade Account Receivable	269	268
Allowance for Doubtful Accounts	(2)	(3)
Resulting from Commercial Agreements	24	26
Inventories	1,883	2,079
Recoverable Taxes	605	1,058
Credits with Controlling Shareholders	0	0
Noncurrent Assets for Sale	310	20,531
Claims with Related Parties	0	0
Prepaid Expenses and Other Accounts Receivables	376	479
Noncurrent Assets	**14,434**	**15,469**
Long-Term Assets	5,442	5,727
Accounts Receivable	0	0
Credit Cards	0	0
Recoverable Taxes	2,862	2,766
Deferred Income Tax and Social Contribution	1,099	1,106
Amounts Receivable from Related Parties	54	295
Judicial Deposits	474	742
Prepaid Expenses and Others	953	818
Investments	786	835
Investment Properties	0	0
Property and Equipment	6,257	6,905
Intangible Assets	1,949	2,003
TOTAL ASSETS	**20,863**	**43,454**

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET		
(R$ million)	LIABILITIES	
	Consolidated	
	03.31.2024	03.31.2023
Current Liabilities	**5,763**	**16,715**
Suppliers	2,401	2,304
Trade payable, agreement	104	147
Loans and Financing	952	1,044
Debentures	64	80
Lease Liability	449	497
Payroll and Related Charges	397	287
Taxes and Social Contribution Payable	592	264
Financing for Purchase of Fixed Assets	145	74
Debt with Related Parties	15	315
Advertisement	17	15
Provision for Restructuring	14	6
Unearned Revenue	171	221
Liabilities on Noncurrent Assets for Sale	22	11,112
Others	420	349
Long-Term Liabilities	**10,433**	**13,072**
Loans and Financing	168	2,244
Debentures	3,368	3,192
Lease Liability	3,872	3,555
Financing by purchasing assets	271	0
Income tax payable	0	0
Related Parties	0	31
Deferred Income Tax and Social Contribution	0	4
Tax Installments	664	104
Provision for Contingencies	1,611	2,682
Unearned Revenue	70	91
Provision for loss on investment in Associates	(0)	889
Others	409	280
Shareholders' Equity	**4,667**	**13,667**
Attributed to controlling shareholders	4,660	11,442
Capital	2,511	8,466
Capital Reserves	(75)	15
Profit Reserves	2,226	4,800
Other Comprehensive Results	(1)	(1,839)
Minority Interest	6	2,225
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**20,863**	**43,454**

INCOME STATEMENT – 1st QUARTER OF 2024

(R$ Million)	Consolidated		
	1Q24	1Q23	Δ
Gross Revenue	4,867	4,496	8.2%
Net Revenue	4,586	4,157	10.3%
Cost of Goods Sold	(3,311)	(3,061)	8.2%
Depreciation (Logistics)	(29)	(29)	2.2%
Gross Profit	1,245	1,068	16.6%
Selling Expenses	(766)	(711)	7.8%
General and Administrative Expenses	(153)	(131)	17.0%
Selling, General and Adm. Expenses	(919)	(842)	9.2%
Equity Income	16	(37)	n.a.
Other Operating Revenue (Expenses)	(205)	(51)	300.0%
Depreciation and Amortization	(256)	(247)	3.4%
Earnings before interest and Taxes - EBIT	(118)	(110)	7.2%
Financial Revenue	79	92	-14.4%
Financial Expenses	(376)	(423)	-11.1%
Net Financial Result	(298)	(331)	-10.1%
Income (Loss) Before Income Tax	(415)	(441)	-5.8%
Income Tax	10	122	-91.8%
Net Income (Loss) Company - continuing operations	(405)	(319)	27.3%
Net Result from discontinued operations	(253)	124	n.a.
Net Income (Loss) - Consolidated Company	(659)	(195)	238.1%
Net Income (Loss) - Controlling Shareholders - continuing operations	(407)	(319)	27.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations	(253)	71	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders	(660)	(248)	166.5%
Minority Interest - Non-controlling - continuing operations	1	0	6318.7%
Minority Interest - Non-controlling - discontinued operations	0	53	-100.0%
Minority Interest - Non-controlling - Consolidated	1	53	-97.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	167	166	0.6%
Adjusted EBITDA[1]	372	217	71.1%

% of Net Revenue	Consolidated		
	1Q24	1Q23	Δ
Gross Profit	27.2%	25.7%	1.5 p.p.
Selling Expenses	-16.7%	-17.1%	0.4 p.p.
General and Administrative Expenses	-3.3%	-3.1%	-0.2 p.p.
Selling, General and Adm. Expenses	-20.0%	-20.2%	0.2 p.p.
Equity Income	0.4%	-0.9%	n.a.
Other Operating Revenue (Expenses)	-4.5%	-1.2%	-3.2 p.p.
Depreciation and Amortization	-5.6%	-5.9%	0.4 p.p.
Earnings before interest and Taxes - EBIT	-2.6%	-2.6%	0.1 p.p.
Net Financial Result	-6.5%	-8.0%	1.5 p.p.
Income (Loss) Before Income Tax	-9.1%	-10.6%	1.6 p.p.
Income Tax	0.2%	2.9%	-2.7 p.p.
Net Income (Loss) Company - continuing operations	-8.8%	-7.7%	-1.2 p.p.
Net Income (Loss) - Consolidated Company	-14.4%	-4.7%	-9.7 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-8.9%	-7.7%	-1.2 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-14.4%	-6.0%	-8.4 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	0.0%	1.3%	-1.2 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3.6%	4.0%	-0.4 p.p.
Adjusted EBITDA[1]	8.1%	5.2%	2.9 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

(In millions of Brazilian reais, unless otherwise stated)

1. Corporate information

Companhia Brasileira de Distribuição ("Company" or "CBD"), directly or through its subsidiaries ("Group" or "GPA") is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, "Minuto Pão de Açúcar", "Mercado Extra" and "Minimercado Extra". The Group's headquarters are located in São Paulo city, State of São Paulo, Brazil.

The Company also operated in other Latin American countries through the subsidiary Almacenes Éxito SA ("Éxito"), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA was completed in the third quarter of 2023, see note 1.2.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (''B3'')) called Novo Mercado, under the ticker "PCAR3", and on the New York Stock Exchange (ADR level III), under the code "CBD".

The Company was directly controlled by Ségisor and its ultimate parent company is Casino Guichard Perrachon ("Casino"), French company listed on Paris Stock Exchange. As result of public distribution offer process (note 1.1), Casino's interest held decreased from 40.89% to 22.53%, ceasing to be the controlling shareholder of the Company on April 18, 2024, establising new members of the Board administration. The Board is made up for 9 members being 2 members representing Casino.

1.1 Public Distribution Offer

On March 13, 2024, the Board approved the price per share of R$3.20 reais, the effective increase in the Company's share capital, as well as its approval, through the issuance of 220,000,000 new common shares, nominative, book-entry and no nominal value, issued by the Company, all free and clear of any liens or encumbrances, at the price per share, being R$704 the total amount of the offer.

Due to the increase in the Company's share capital following the scope of the Offer, the Company's new share capital now is R$2,511, divided into 490,174,859 common shares, all nominative, book-entry and no nominal value.

The Shares subject of the Offer started to be traded on B3 S.A on March 15, 2024 and the physical and financial settlement of the shares took place on March 18, 2024.

The company used the net resources from the Offer, fully and exclusively, to reduce its financial leverage, through the prepayment of financial contracts maintained with financial institutions.

1.2 Segregation and discontinuation of subsidiary Éxito's operations in the Company

Detailed information on the segregation transaction and discontinuation of the operations of the Subsidiary Éxito in the Company was presented in the 2023 annual financial statements, in the note nº1.2.

Management complied with all the requirements of the segregation process of its subsidiary Éxito, and in accordance with CPC 31/IFRS 5 (Non-current assets held for sale and discontinued operation), the subsidiary Éxito and its subsidiaries were presented as assets held for distribution in the balance sheet on December 31, 2022 and discontinued operations in the result for that year. In the Financial Statements of December 31, 2023, the results of the subsidiary Éxito and its

(In millions of Brazilian reais, unless otherwise stated)

subsidiaries were presented in discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31, 2023.

On January 23, 2024, after the conclusion of the OPA launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, the transaction was completed and GPA received the amount of US$156 million (corresponding to R$789 million in 23 January 2024, including in this value the positive effect of R$12 of the hedge contracted on October 31st) from the sale of GPA's entire remaining interest held in Éxito's share capital.

1.3 Sale of participation in CNova

GPA held an indirect equity interest of 34% in the share capital of CNova N.V. ("Cnova"). On September 8, 2023, Casino proposed to start negotiations for the sale of the participation indirect corporate interest held by the Company in Cnova for an entity of the Casino group, for a price to be defined and agreed by the parties, based on usual financial evaluation methodologies.

In light of this event, in application of CPC18/IAS28, and considering the provisions contained in CPC25/IAS37, the Company assessed whether there was still a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee. Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the discussions that culminated in the sale of the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss of investment in the period ending on September 30, 2023, in the amount of R$872.

The Administration concluded negotiations for the sale of its indirect equity interest in Cnova and on November 25, 2023, the Company's Board of Directors, based on the recommendation of the Independent Special Committee constituted on September 8, 2023, approved the proposal for € 10 million (R$53.5 million) submitted by Casino, based on a fairness opinion prepared by an independent financial institution, for the acquisition of the entire stake held by the Company in Cnova. The transaction value is paid in two installments, with the first installment being paid in cash, representing 80% of the amount due, corresponding to € 8 million (R$ 42.8 million), and the second installment representing the remainder of the price in the amount of € 2 million (R$ 10.7 million), which was received in the 1st quarter of 2024.

In addition to the amounts above, it was agreed to pay a variable installment ("Equalization Payment") in the case of a subsequent transaction involving the sale of the interest held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counting from the settlement date. The objective of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a subsequent transaction, aiming for the best interests of the company and its shareholders. There is no fair value impact to be recorded regarding this topic on March, 31, 2024.

1.4 NYSE's delisting process

On March 29, 2024, the Board of Directors approved the delisting of the ADSs from the NYSE. The Board of Directors' decision is restricted only to the delisting of ADSs from the NYSE. The Company's common shares will continue to be listed and traded on B3 S.A, which is the main trading market for the Company's shares.

Immediately following the delisting of the ADSs from the NYSE, the Company intends to maintain its ADS program. In the future, the Company plans to file a request to deregister its common shares and ADSs with the United States Securities and Exchange Commission ("SEC"). Once the legal

(In millions of Brazilian reais, unless otherwise stated)

requirements are met and the cancellation of registration with the SEC is effective, the Company's disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended, will terminate.

The Company's Board of Directors understood that the delisting of the ADSs from the NYSE is the best interests of the Company and its shareholders, taking into account: (i) the very limited trading volume of the ADSs in relation to the global volume (B3 and NYSE) trading of the Company's common shares; (ii) the fact that the Company has not historically sought funding through the NYSE; and (iii) the relevant costs associated with maintaining the listing of the ADSs on the NYSE and with the registration of the Company's common shares and ADSs with the SEC, as well as compliance with periodic reports and related obligations.

Since September 2023, after the segregation of Almacenes Éxito S.A., the ADSs have represented less than 5% of the average daily global trading volume (B3 and NYSE) of the Company's common shares and, since January 2024, less than 3%.

The Company has notified the NYSE of its approval of the delisting and the Company will present the Form 25 ("Form 25") to SEC within the appropriate time frame.

1.5 Sale of Fuel Stations and Administrative Headquarters

On February 23, 2024, Management informed the market about advances in its plan to reduce financial leverage through the sale of non-core assets and improve efficiency in capital allocation. Within this context, the Company has ongoing negotiations aimed at selling the Company's gas stations located in different regions of Brazil ("Stations"), through various transactions with different potential buyers, and the property where its gas station is located in its Administrative headquarters in São Paulo city ("Headquarters").

On May 2, 2024, the Company entered into a transaction for the sale of the administrative headquarters, located in São Paulo city, for the price R$218, being 82% to receive in 2024 and 18% in installments until Mar/26, comprising: (i) Sale and Leaseback operation represented only by the administrative tower that makes up the property for R$109, where the Company's administrative headquarters will remain through a lease agreement for an initial term of 15 years and a cap rate, approximately 9% (ii) execution of the private purchase and sale commitment instrument of the part around the administrative tower in the total value of R$ 109.

The Company continues to discuss the terms and conditions for the sale of its gas station network. The conclusion of the transaction depends on the fulfillment of certain conditions, including the execution of definitive contracts.

The net assets and net liabilities of gas stations and administrative headquarters are presented in assets held for sale and liabilities held for sale. Additionally, the operating result of gas stations is presented separately as a discontinued operation in light of CPC 31 / IFRS5.

1.6 Continuity of operations

The Administration assessed the Company's ability to continue operating in the foreseeable future and concluded that it has the capacity to keep its operations and systems functioning normally. Therefore, Administration is not aware of any material uncertainty that could generate significant doubts about the Company's ability to continue operating and the financial statements were prepared based on the going operational continuity.

2. Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with IAS 34 - "Interim Financial Reporting, issued by the International Accounting Standards Board - IASB and technical pronouncements CPC 21 (R1) "financial statements" and ratified by the Brazilian Securities and Exchange Commission – CVM, applied in this quarterly financial statements.

The interim financial information were prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The interim financial information are being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated interim financial information for the year ended September March 31, 2024 were approved by the Board of Directors on May 7, 2024.

The income statement for the year and the explanatory notes related to the results for the quarter ended March 31, 2023 are being restated due to the discontinuation process of gas stations (see note no. 31), considering the effects of such transactions in compliance with the technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The interim financial information includes the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The interim financial information of the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In the individual interim financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3. Material accounting policy information

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3 and in each corresponding explanatory note according to the financial statements on December, 31, 2023, and approved on February, 21, 2024, therefore, must be read together.

(In millions of Brazilian reais, unless otherwise stated)

4. Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

In the period ended March 31, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

5. Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended March 31, 2024 were the same as those adopted in the 2023 annual financial statements, disclosed in explanatory note no. 5.

6. Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2023, in note No. 6.

		Parent Company		Consolidated	
		03.31.2024	**12.31.2023**	**03.31.2024**	**12.31.2023**
Cash and banks – Brazil		**135**	245	**143**	246
Cash and banks – Abroad	(*)	**77**	74	**77**	74
Short-term investments – Brazil	(**)	**2,100**	2,475	**2,612**	2,651
		2,312	2,794	**2,832**	2,971

(*) As of March 31, 2024, refers to the Company's funds invested in the United States, in US dollars, converted as of March 31, 2024 in the amount of R$77 (R$ 74 on December 31, 2023).

(**) Financial investments, on March 31, 2024, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 100.50% (100.15% on December 31, 2023) of the CDI (Interbank Deposit Certificate).

7. Financial Applications

The company has certain financial investments classified separately from cash and cash equivalents based on specific characteristics of these securities. On January 23, 2024, GPA liquidated the remaining interest held in Grupo Éxito corresponding to 13.31%, by receiving US$156 millions (corresponding to R$789 on this date net of the derivative), (note 1.2), recording only the value of R$17 referring to the CDB (Bank Deposit Certificate).

(In millions of Brazilian reais, unless otherwise stated)

8. Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2023, in note No. 8.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Credit card companies	**106**	109	**107**	109
Credit card companies - related parties (note 12.2)	**8**	8	**8**	8
Sales vouchers and trade receivables	**220**	223	**235**	272
Private label credit card	**25**	30	**25**	30
Receivables from related parties (note 12.2)	**20**	21	**9**	9
Receivables from suppliers	**24**	32	**23**	32
Allowance for doubtful accounts (note 8.1)	**(2)**	(3)	**(2)**	(2)
	401	420	**405**	458

8.1. Allowance for doubtful accounts on trade receivables

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	**03.31.2024**	03.31.2023
At the beginning of the period	**(3)**	(2)	**(3)**	(2)
Allowance booked for the period	**-**	(1)	**-**	(6)
Write-offs of receivables	**1**	1	**1**	8
Discontinued operations	**-**	-	**-**	(4)
Foreign currency translation adjustment	**-**	-	**-**	1
At the end of the period	**(2)**	(2)	**(2)**	(3)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days
03.31.2024	**407**	**383**	**16**	**3**	**2**	**3**
12.31.2023	460	447	9	1	1	2

(In millions of Brazilian reais, unless otherwise stated)

9. Other receivables

Detailed information on other accounts receivable was presented in the 2023 annual financial statements, in Note 9.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Accounts receivable – GCB (*)	**588**	588	**588**	588
Accounts receivable – Sendas (**)	**134**	108	**134**	108
Receivable from sale of subsidiaries	**59**	61	**59**	61
Lease receivables	**12**	15	**12**	15
Sale of real estate properties	**9**	11	**9**	11
Others (***)	**88**	97	**130**	146
Allowance for doubtful accounts on other receivables (note 9.1)	**(5)**	(4)	**(5)**	(4)
	885	876	**927**	925
Current	**52**	66	**94**	115
Noncurrent	**833**	810	**833**	810

(*) Amounts receivable from Grupo Casas Bahia S.A. ("GCB"), a subsidiary sold in 2019. The amount of R$588 includes the amount of R$573 corresponding to GPA's right to receive from GCB the refund of the tax credit arising from the topic related to the exclusion of ICMS from the PIS and COFINS calculation base of its former subsidiary Globex. After obtaining final judgment in the case, GPA is entitled to the credits relating to the period from 2003 to 2010.

(**) The amount receivable from Sendas was reclassified from the Related Parties group since Sendas was no longer considered a related party of GPA due to the total sale by Casino, which occurred in June 2023.

(***) Includes the amount of R$12 (R$24 on December 31, 2023) remaining to be received from the Barzel Real Estate Fund for the sale of the 7 properties related to the demobilization of the Hypermarkets (Note nº1.1). The Company will pass on the amounts received to Sendas, since the Company has already received the advance for the sale of the properties from it.

9.1. Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
At the beginning of the Period	**(4)**	(7)	**(4)**	(7)
Write-offs recorded in the period	**(1)**	2	**(1)**	2
At the end of the Period	**(5)**	(5)	**(5)**	(5)

(In millions of Brazilian reais, unless otherwise stated)

10. Inventories

Detailed information on inventories was presented in the year financial statements for 2023, in note No. 10.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Stores	**1,131**	1,190	**1,131**	1,191
Distribution centers	**816**	847	**816**	847
Allowance for losses on inventory obsolescence and damages (note 10.1)	**(64)**	(86)	**(64)**	(86)
	1,883	1,951	**1,883**	1,952

10.1. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
At the beginning of the Period	**(86)**	(49)	**(86)**	(49)
Additions	**-**	(61)	**-**	(61)
Write-offs / reversal	**22**	72	**22**	71
Discontinued operation	**-**	-	**-**	1
At the end of the Period	**(64)**	(38)	**(64)**	(38)

(In millions of Brazilian reais, unless otherwise stated)

11. Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2023, in note No. 11.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
ICMS (note 11.1)	**523**	660	**523**	660
PIS/COFINS (note 11.2)	**2,133**	2,153	**2,171**	2,190
Social Security Contribution – INSS (Note 11.3)	**276**	274	**279**	276
Income tax and social contribution	**406**	408	**414**	419
Others	**78**	67	**81**	69
Total	**3,416**	3,562	**3,468**	3,614
Current	**556**	1,028	**605**	1,078
Noncurrent	**2,860**	2,534	**2,863**	2,536

11.1. Schedule of expected realization of ICMS

Regarding the credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of March 31, 2024, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated
Up to one year	**309**	**309**
From 1 to 2 years	**80**	**80**
From 2 to 3 years	**45**	**45**
From 3 to 4 years	**41**	**41**
From 4 to 5 years	**16**	**16**
More than 5 years	**32**	**32**
	523	**523**

(In millions of Brazilian reais, unless otherwise stated)

11.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated
Up to one year	105	143
From 1 to 2 years	287	287
From 2 to 3 years	435	435
From 3 to 4 years	512	512
From 4 to 5 years	499	499
More than 5 years	295	295
	2,133	2,171

In addition to the registered credits, the company has contingent tax assets in the order of R$95 related to PIS and COFINS credits.

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in parent company and consolidated is equivalent to R$163, on March 31, 2024 (R$161, on December 31, 2023).

12. Related parties

12.1. Management and advisory committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

	Base salary(**)		Variable compensation		Stock option plan – Note 23		Total	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Board of directors (*)	2,535	2,279	-	-	-	361	2,535	2,640
Executive officers	3,195	1,928	-	-	745	485	3,940	2,413
Fiscal Council	-	108	-	-	-	-	-	108
	5,730	4,315	-	-	745	846	6,475	5,161

(In thousands of Brazilian reais)

(*) The compensation of the Board of Directors' advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.
(**) Including rescissory costs.

(In millions of Brazilian reais, unless otherwise stated)

12.2. Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payaes		Other liabilities		Revenues (expenses)	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	03.31.2023
Controlling shareholders:										
Casino	-	-	-	11	-	6	10	4	(6)	(5)
Euris	-	-	-	-	-	-	2	1	(2)	(1)
Helicco Participações	-	-	-	-	-	-	1	1	-	-
Subsidiaries:										
Novasoc Comercial	-	-	48	46	-	-	1	1	1	1
Stix Fidelidade	11	12	-	-	13	13	-	-	(31)	(11)
GPA M&P	-	-	-	-	-	-	9	8	-	-
GPA Logística	-	-	144	143	-	-	108	112	-	2
Associates										
FIC	8	8	52	50	3	4	-	-	3	4
Other related parties										
Greenyellow do Brasil Energia e Serviços Ltda. (Greenyellow)	-	-	-	-	-	-	-	76	-	(22)
Sendas Distribuidora	-	-	-	-	-	-	-	-	-	1
Grupo Casino	9	9	1	-	-	-	-	-	-	1
Wilkes	-	-	-	-	-	-	2	3	(2)	(2)
Outros	-	-	1	2	-	-	-	-	-	-
Total	28	29	246	252	16	23	133	206	(37)	(32)

(i) As result of the public distribution offer of Casino's interest held in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1).

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balances								Transações	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	03.31.2023
Controlling shareholders										
Casino	**-**	-	**-**	11	**-**	6	**10**	4	**(6)**	(5)
Euris	**-**	-	**-**	-	**-**	-	**2**	1	**(2)**	(1)
Helicco Participações	**-**	-	**-**	-	**-**	-	**1**	1	**-**	-
Associates										
FIC	**8**	8	**52**	50	**3**	4	**-**	-	**3**	4
Other related parties										
Greenyellow	**-**	-	**-**	-	**-**	-	**-**	76	**-**	(22)
Sendas Distribuidora	**-**	-	**-**	-	**-**	-	**-**	-	**-**	1
Grupo Casino	**9**	9	**1**	-	**-**	-	**-**	-	**-**	1
Wilkes	**-**	-	**-**	-	**-**	-	**2**	3	**(2)**	(2)
Outros	**-**	-	**1**	2	**-**	-	**-**	-	**-**	-
Total	**17**	17	**54**	63	**3**	10	**15**	85	**(7)**	(24)

(i) As result of the public distribution offer of Casino's interest held in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1).

(In millions of Brazilian reais, unless otherwise stated)

13. Investments

13.1 Investment movement

	Parent company			
	Bellamar	**GPA2**	**Outros**	**Total**
Balances at 12.31.2023	**863**	**330**	**83**	**1,276**
Equity	**16**	**16**	**1**	**33**
Dividends	**(94)**	**-**	**-**	**(94)**
Balances at 03.31.2024	**785**	**346**	**84**	**1,215**

	Parent company				
	Éxito	**Bellamar**	**GPA2**	**Outros**	**Total**
Balances at 12.31.2022	**-**	**832**	**30**	**(793)**	**69**
Equity	141	8	8	(33)	124
Dividends	(220)	(7)	-	-	(227)
Capital increase	-	-	-	5	5
Equivalence over other comprehensive income	113	-	7	19	139
Asset Held for Sale	(34)	-	(2)	-	(36)
Balances at 03.31.2023	**-**	**833**	**43**	**(802)**	**74**

	Consolidated	
	03.31.2024	03.31.2023
At the beginning of the period	**864**	(29)
Equity - continued	**16**	(37)
Equity - discontinued	**-**	(29)
Equity over other comprehensive income	**-**	26
Capital increase	**-**	10
Dividends - continued	**(94)**	(7)
Asset Held for Sale	**-**	12
At the end of the period	**786**	(54)

(In millions of Brazilian reais, unless otherwise stated)

14. Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 14.

	Parent Company						
	Balance at 03.31.2023	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 03.31.2024
Land	227	-	-	-	-	(17)	210
Buildings	361	-	-	(4)	(25)	(134)	198
Leasehold improvements	1,398	27	-	(35)	(2)	(41)	1,347
Machinery and equipment	917	18	-	(41)	(27)	8	875
Facilities	103	1	-	(5)	-	(1)	98
Furniture and fixtures	328	5	-	(13)	(1)	(6)	313
Construction in progress	70	32	-	-	-	(64)	38
Others	61	3	-	(3)	-	(31)	30
Total	3,465	86	-	(101)	(55)	(286)	3,109
Lease – right of use:							
Buildings	3,097	40	169	(107)	(43)	(14)	3,142
Total	6,562	126	169	(208)	(98)	(300)	6,251

(*) (R$ 19) were transferred to intangibles and (R$ 281) to assets held for sale (note 31).

	Parent Company						
	Balance at 12.31.2022	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 03.31.2023
Land	417	-	-	-	-	-	417
Buildings	444	5	-	(5)	-	5	449
Leasehold improvements	1,446	17	-	(35)	(37)	56	1,447
Machinery and equipment	905	30	-	(39)	22	32	950
Facilities	117	-	-	(5)	(1)	6	117
Furniture and fixtures	337	15	-	(13)	(9)	3	333
Construction in progress	118	126	-	-	-	(157)	87
Others	32	1	-	(2)	2	3	36
Total	3,816	194	-	(99)	(23)	(52)	3,836
Lease – right of use:							
Buildings	3,010	171	(12)	(106)	(12)	-	3,051
Total	6,826	365	(12)	(205)	(35)	(52)	6,887

(*) R$ 61 were transferred to intangibles and (R$ 9) to assets held for sale.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Saldo em 03.31.2024			Saldo em 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**210**	-	**210**	227	-	227
Buildings	**348**	**(150)**	**198**	683	(322)	361
Leasehold improvements	**2,737**	**(1,390)**	**1,347**	2,949	(1,551)	1,398
Machinery and equipment	**2,371**	**(1,496)**	**875**	2,466	(1,549)	917
Facilities	**364**	**(266)**	**98**	370	(267)	103
Furniture and fixtures	**925**	**(612)**	**313**	926	(598)	328
Construction in progress	**38**	-	**38**	70	-	70
Others	**123**	**(93)**	**30**	157	(96)	61
Total	**7,116**	**(4,007)**	**3,109**	7,848	(4,383)	3,465
Lease – right of use:						
Buildings	**6,258**	**(3,116)**	**3,142**	6,155	(3,058)	3,097
Total	**13,374**	**(7,123)**	**6,251**	14,003	(7,441)	6,562

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated						
	Balance at 31.12.2023	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Balance at 31.03.2024
Land	232	-	-	-	-	(19)	213
Buildings	361	-	-	(4)	(25)	(133)	199
Leasehold improvements	1,406	27	-	(35)	(3)	(47)	1,348
Machinery and equipment	917	19	-	(41)	(27)	8	876
Facilities	103	1	-	(5)	-	(1)	98
Furniture and fixtures	328	5	-	(13)	-	(7)	313
Construction in progress	69	32	-	-	-	(65)	36
Other	60	3	-	(3)	-	(30)	30
Total	3,476	87	-	(101)	(55)	(294)	3,113
Lease – right of use:							
Buildings	3,101	40	169	(107)	(43)	(17)	3,143
Total	6,577	127	169	(208)	(98)	(311)	6,256

(*) (R$ 19) were transferred to intangibles and (R$ 293) to assets held for sale (note 31).

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated								
	Balance at 12.31.2022	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Assets held for sale (**)	Balance at 03.31.2023
Land	422	-	-	-	-	-	37	(37)	422
Buildings	445	13	-	(5)	-	20	21	(44)	450
Leasehold improvements	1,454	27	-	(35)	(37)	75	4	(34)	1,454
Machinery and equipment	905	60	-	(39)	20	30	11	(36)	951
Facilities	117	2	-	(5)	(2)	8	-	(3)	117
Furniture and fixtures	338	28	-	(13)	(10)	(16)	7	-	334
Construction in progress	116	145	-	-	-	(165)	1	(11)	86
Other	32	4	-	(3)	1	5	-	(4)	35
Total	3,829	279	-	(100)	(28)	(43)	81	(169)	3,849
Lease – right of use:									
Buildings	3,015	179	70	(106)	(14)	-	26	(114)	3,056
Equipment	-	5	-	-	(1)	-	(1)	(3)	-
	3,015	184	70	(106)	(15)	-	25	(117)	3,056
Total	6,844	463	70	(206)	(43)	(43)	106	(286)	6,905

(*) R$ 61 were transferred to intangibles and (R$ 9) to assets held for sale.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 03.31.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**213**	**-**	**213**	232	-	232
Buildings	**349**	**(150)**	**199**	683	(322)	361
Leasehold improvements	**2,738**	**(1,390)**	**1,348**	2,962	(1,556)	1,406
Machinery and equipment	**2,372**	**(1,496)**	**876**	2,470	(1,553)	917
Facilities	**365**	**(267)**	**98**	371	(268)	103
Furniture and fixtures	**925**	**(612)**	**313**	927	(599)	328
Construction in progress	**36**	**-**	**36**	69	-	69
Other	**123**	**(93)**	**30**	157	(97)	60
	7,121	(4,008)	3,113	7,871	(4,395)	3,476
Lease – right of use:						
Buildings	6,260	(3,117)	3,143	6,164	(3,063)	3,101
Total	13,381	(7,125)	6,256	14,035	(7,458)	6,577

14.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Additions	**126**	365	**127**	463
Lease	**(40)**	(171)	**(40)**	(184)
Capitalized borrowing costs	**-**	(5)	**-**	(5)
Property and equipment financing - Additions	**(80)**	(154)	**(80)**	(236)
Property and equipment financing – Payments	**114**	194	**114**	364
Total	**120**	229	**121**	402

14.2 Other information

At March 31, 2024, the Company and its subsidiaries recorded in the cost of sales the amount of R$29 in the parent company (R$29 at March 31, 2023) and R$29 in consolidated (R$29 at March 31, 2023) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

(In millions of Brazilian reais, unless otherwise stated)

15. Intangible assets

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 15.

	Parent Company				
	Balance at 12.31.2023	Additions	Amortization	Transfers	Balance at 03.31.2024
Goodwill	**519**	**-**	**-**	**-**	**519**
Commercial rights	**47**	**-**	**-**	**-**	**47**
Software and implementation	**1,020**	**32**	**(70)**	**19**	**1,001**
	1,586	**32**	**(70)**	**19**	**1,567**
Lease-right of use:					
Right of use Paes Mendonça	**310**	**-**	**(5)**	**-**	**305**
Software	**11**	**-**	**(1)**	**-**	**10**
	321	**-**	**(6)**	**-**	**315**
Total	**1,907**	**32**	**(76)**	**19**	**1,882**

	Parent Company					
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 03.31.2023
Goodwill	519	-	-	-	-	**519**
Tradename	3	-	-	-	-	**3**
Commercial rights	47	-	-	-	-	**47**
Software and implementation	1,033	30	(62)	(3)	61	**1,059**
	1,602	30	(62)	(3)	61	**1,628**
Lease-right of use:						
Right of use Paes Mendonça	305	-	(8)	-	-	**297**
Software	14	-	(1)	-	-	**13**
	319	-	(9)	-	-	**310**
Total	**1,921**	30	(71)	(3)	61	**1,938**

	Parent Company					
	Balance at 03.31.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**519**	**-**	**519**	519	-	519
Commercial rights	**47**	**-**	**47**	47	-	47
Software and implementation	**2,312**	**(1,311)**	**1,001**	2,301	(1,281)	1,020
	2,878	**(1,311)**	**1,567**	2,867	(1,281)	1,586
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(210)**	**305**	515	(205)	310
Software	**120**	**(110)**	**10**	120	(109)	11
	635	**(320)**	**315**	635	(314)	321
Total	**3,513**	**(1,631)**	**1,882**	3,502	(1,595)	1,907

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated				
	Balance at 31.12.2023	Additions	Amortization	Transfers	Balance at 31.03.2024
Goodwill	**541**	**-**	**-**	**-**	**541**
Commercial rights	**47**	**-**	**-**	**-**	**47**
Software and implementation	**1,064**	**36**	**(73)**	**19**	**1,046**
	1,652	**36**	**(73)**	**19**	**1,634**
Lease-right of use:					
Right of use Paes Mendonça	**310**	**-**	**(5)**	**-**	**305**
Software	**11**	**-**	**(1)**	**-**	**10**
	321	**-**	**(6)**	**-**	**315**
Total	**1,973**	**36**	**(79)**	**19**	**1,949**

	Consolidated							
	Balance at 31.12.2022	Additions	Amortization	Write-off	Foreign Currency translation adjustment	Transfers	Assets held for sale (**)	Balance at 31.03.2023
Goodwill	541	-	-	-	3	-	(3)	**541**
Commercial rights	5	6	-	-	49	-	(55)	**5**
Software and implementation	47	-	-	-	-	-	-	**47**
Direitos contratuais	1	-	-	-	-	-	-	**1**
Software	1,073	37	(65)	(3)	2	60	(5)	**1,099**
	1,667	43	(65)	(3)	54	60	(63)	**1,693**
Lease-right of use:								
Right of use Paes Mendonça	305	-	(8)	-	-	-	-	**297**
Software	14	-	(1)	-	-	-	-	**13**
	319	-	(9)	-	-	-	-	**310**
Total	1,986	43	(74)	(3)	54	60	(63)	**2,003**

	Consolidated					
	Balance at 03.31.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**541**	**-**	**541**	541	-	541
Tradename	**47**	**-**	**47**	47	-	47
Commercial rights	**2**	**(2)**	**-**	2	(2)	-
Software and implementation	**2,391**	**(1,345)**	**1,046**	2,376	(1,312)	1,064
	2,981	**(1,347)**	**1,634**	2,966	(1,314)	1,652
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(210)**	**305**	514	(204)	310
Software	**120**	**(110)**	**10**	120	(109)	11
	635	**(320)**	**315**	634	(313)	321
Total	**3,616**	**(1,667)**	**1,949**	3,600	(1,627)	1,973

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

15.1 Impairment test of goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2023, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2023.

The Company monitored the plan used to assess impairment on December 31, 2023 and there were no significant changes that could indicate loss or the need for a new assessment on March 31, 2024.

16. Borrowings and financing

16.1 Debt breakdown

		Parent Company		Consolidated	
	Weighted average rate	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Debentures and promissory note					
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.60% per year	**3,432**	3,350	**3,432**	3,350
		3,432	3,350	**3,432**	3,350
Borrowings and financing					
Local currency					
Working capital	CDI+2.07% per year	**942**	1,753	**942**	1,753
Working capital	TR + 9,80%	**7**	7	**7**	7
Swap contracts (note 16.7)	CDI-0.10% a.a	**(1)**	(1)	**(1)**	(1)
Unamortized borrowing costs		**(3)**	(6)	**(3)**	(6)
		945	1,753	**945**	1,753
Foreign currency					
Working capital (note 16.5)	USD + 1.87% per year	**148**	142	**148**	142
Swap contracts (note 16.7)	CDI + 1.20% per year	**27**	28	**27**	28
		175	170	**175**	170
Total		**4,552**	5,273	**4,552**	5,273
Noncurrent assets		**1**	1	**1**	1
Current liabilities		**1,017**	972	**1,017**	972
Noncurrent liabilities		**3,536**	4,302	**3,536**	4,302

(In millions of Brazilian reais, unless otherwise stated)

16.2 Changes in borrowings

	Parent Company	Consolidated
At December 31, 2023	**5,273**	**5,273**
Accrued interest	**155**	**155**
Monetary and exchange rate changes	**5**	**5**
Borrowing cost	**5**	**5**
Interest paid	**(269)**	**(269)**
Principal paid	**(617)**	**(617)**
At March 31, 2024	**4,552**	**4,552**

	Parent Company	Consolidated
At December 31, 2022	**5,863**	**5,863**
Additions	484	1.280
Accrued interest	211	253
Accrued swap	26	26
Mark-to-market	(1)	12
Monetary and exchange rate changes	(12)	(12)
Borrowing cost	4	4
Interest paid	(15)	(42)
Principal paid	-	(50)
Derivatives paid	-	(5)
Adjustment in conversion to presentation currency	-	19
Liabilities held for sale	-	(788)
At March 31, 2023	**6,560**	**6,560**

16.3 Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.

Year	Parent Company	Consolidated
From 1 to 2 years	**1,343**	**1,343**
From 2 to 3 years	**1,177**	**1,177**
From 3 to 4 years	**636**	**636**
From 4 to 5 years	**260**	**260**
After 5 years	**142**	**142**
Subtotal	**3,558**	**3,558**
Unamortized borrowing costs	**(23)**	**(23)**
Total	**3,535**	**3,535**

(In millions of Brazilian reais, unless otherwise stated)

16.4 Debentures, Promissory Note and Certificates of Real Estate Receivables.

	Type	Issue Amount	Outstanding debentures (units)	Date		Financial charges	Unit price (in reais)	Parent Company and Consolidated	
				Issue	Maturity			03.31.2024	12.31.2023
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	952,670	05/14/21	05/10/26	CDI + 1.70% per year	1,048	999	969
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,049	546	529
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,394,820	697	677
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,398,458	699	679
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,015	382	395
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,153	142	138
Borrowing cost								(33)	(37)
								3,432	3,350
Current liabilities								64	31
Noncurrent liabilities								3,368	3,319

(*) The due date for each series of the 1st series is given in two installments, with the due dates for the 1st series on 10/05/25 and 10/05/26 and for the 2nd series on 10/05/27 and 10/05/28.

(In millions of Brazilian reais, unless otherwise stated)

16.5 Borrowings in foreign currencies

On March 31, 2024 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

16.6 Guarantees

The Company has signed promissory notes for some loan contracts.

16.7 Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on March 31, 2024 was 12.35% (13.04% as of December 31, 2023).

16.8 Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2024, GPA complied with these ratios.

(In millions of Brazilian reais, unless otherwise stated)

17. Financial instruments

Detailed information on financial instruments was presented in the 2023 annual financial statements, in explanatory note nº18.

The main financial instruments and their values recorded in the financial statements, by category, are as follows:

	Parent Company		Consolidated	
	Carrying amount		Carrying amount	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Financial assets:				
Amortized cost				
Cash and cash equivalents	**2,312**	2,794	**2,832**	2,971
Related parties - assets	**246**	241	**54**	52
Trade receivables and other receivables	**1,125**	1,137	**1,170**	1,224
Fair value through profit or loss				
Financial instruments – Fair Value Hedge	**1**	1	**1**	1
Financial investments	**17**	499	**17**	777
Fair value through other comprehensive income				
Trade receibles credit card companies and sales vouchers	**161**	159	**162**	159
Financial liabilities:				
Amortized cost				
Related parties - liabilities	**(133)**	(206)	**(15)**	(85)
Trade payables	**(2,354)**	(2,677)	**(2,401)**	(2,729)
Suplier finance	**(104)**	(524)	**(104)**	(524)
Financing for purchase of assets	**(145)**	(112)	**(145)**	(112)
Debentures and promissory notes	**(3,432)**	(3,350)	**(3,432)**	(3,350)
Borrowings and financing	**(939)**	(1,747)	**(939)**	(1,747)
Lease	**(4,321)**	(4,295)	**(4,321)**	(4,300)
Fair value through profit or loss				
Borrowings and financing (*Hedge accounting underlyng)*	**(155)**	(149)	**(155)**	(149)
Financial instruments – Fair Value Hedge – liabilities side	**(27)**	(28)	**(27)**	(28)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

(In millions of Brazilian reais, unless otherwise stated)

17.1 Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i) Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies, or processes during the period ended March 31, 2024.The Group capital structure is as follows:

	Parent company		**Consolidated**	
	03.31.2024	12.31.2023	**03.31.2024**	12.31.2023
Cash and cash equivalents	**2,312**	2,794	**2,832**	2,971
Trade receivables	**401**	420	**405**	458
Financial instruments – Fair value hedge	**(26)**	(27)	**(26)**	(27)
Borrowings and financing	**(4,526)**	(5,246)	**(4,526)**	(5,246)
Net financial debt (Covenants)	**(1,839)**	(2,059)	**(1,315)**	(1,844)
Shareholders' equity	**(4,685)**	(4,717)	**(4,691)**	(4,722)
Net debt to equity ratio	**39%**	44%	**28%**	39%

(ii) Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company's financial liabilities as of March 31, 2024.

a) Parent company

	Up to 1 Year	**1 – 5 years**	**More than 5 years**	**Total**
Borrowings and financing	1,264	4,161	279	**5,704**
Lease liabilities	934	3,236	3,456	**7,626**
Trade payables	2,354	-	-	**2,354**
Suplier finance	104	-	-	**104**
Total	**4,656**	**7,397**	**3,735**	**15,788**

b) Consolidated

	Up to 1 Year	**1 – 5 years**	**More than 5 years**	**Total**
Borrowings and financing	1,264	4,161	279	**5,704**
Lease liabilities	931	3,239	3,457	**7,627**
Trade payables	2,401	-	-	**2,401**
Suplier finance	104	-	-	**104**
Total	**4,700**	**7,400**	**3,736**	**15,836**

(In millions of Brazilian reais, unless otherwise stated)

(iii) Agreements between suppliers, Company and banks

The Company maintains agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of structuring operations to advance the receipt of their receivables owed by the Company. Generally, these transactions are called "forfait" / "confirming" / "risk drawn". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

Management, based on IAS7/CPC3(R2) and IFRS7/CPC40(R1), assessed that the economic substance of the transaction is operational in nature, considering that carrying out the advance payment is at the sole discretion of the supplier and, for the Company. There are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advance payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Suppliers Finance" and the cash flows arising from these transactions are presented as an operating activity in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

The Company has the right to receive a premium for recommending suppliers for these securities advance operations, which is recognized directly in profit or loss, in the amount of R$2 on March 31, 2024 (R$3 on March 31, 2023) .

As of March 31, 2024, the balance payable related to these operations is R$104 (R$524 as of December 31, 2023).

The balances of suppliers and suppliers finance are similar and do not exceed the 66-day expiration period on March 31, 2024.

(iv) Derivative financial instruments

		Consolidated			
		Notional value		Fair value	
		03.31.2024	12.31.2023	**03.31.2024**	12.31.2023
Swap with hedge accounting					
Hedge object (debt)		**189**	189	**155**	149
Long position (buy)					
Prefixed rate	TR + 9.80% per year	**22**	22	**7**	7
US$ + fixed	USD + 1.87 % per year	**167**	167	**148**	142
		189	189	**155**	149
Short position (sell)					
	CDI + 1.16% per year	**(189)**	(189)	**(181)**	(176)
Hedge position – Asset		**-**	-	**1**	1
Hedge position - liability		**-**	-	**(27)**	(28)
Net hedge position		**-**	-	**(26)**	(27)

(In millions of Brazilian reais, unless otherwise stated)

Gains and losses on these contracts during the period ended March 31, 2024 are recorded as financial expenses, net and the balance payable at fair value is R$26 (R$27 as of December 31, 2023), the asset is recorded in line item *"Derivative financial instrument - fair value hedge"* and the liability in "Borrowings and financing".

17.2 Sensitivity analysis of financial instruments

According to the Management's assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$ 5.00 for dollar on the due date, and the weighted interest rate weighted was 10.05% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i) Other financial instruments

			Market projection		
Transactions	**Risk (CDI variation)**	**Balance at 03.31.2024**	**Scenario I**	**Scenario II**	**Scenario III**
Fair value hedge (fixed rate)	CDI - 0.10% per year	**(6)**	**-**	**(1)**	**-**
Fair value hedge (exchange rate)	CDI + 1.20% per year	**(175)**	**(10)**	**(11)**	**(9)**
Debentures and promissories notes	CDI + 1.60% per year	**(3,465)**	**(392)**	**(425)**	**(358)**
Bank loans	CDI + 2.07% per year	**(942)**	**(67)**	**(72)**	**(62)**
Total borrowings and financing exposure		**(4,588)**	**(469)**	**(509)**	**(429)**
Cash and cash equivalents (*)	100.50% of CDI				
Financial aplications (*)	100,50% of CDI	**2,612**	**258**	**284**	**232**
Financial aplications		**17**	**2**	**2**	**2**
Net exposure		**(1,959)**	**(209)**	**(223)**	**(195)**

(*) Weighted average

17.3 Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 ("IFRS13"), which refer to the requirements of measurement and disclosure.

(In millions of Brazilian reais, unless otherwise stated)

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

	Consolidated		
	Carrying amount	Fair value	
	03.31.2024	03.31.2024	Level
Financial assets and liabilities			
Trade receibles with credit card companies and sales vouchers	162	162	**2**
Swaps of annual rate between currencies	(27)	(27)	**2**
Swaps of annual rate	1	1	**2**
Financial aplications – CDB	17	17	**2**
Borrowings and financing (FVPL)	(155)	(155)	**2**
Borrowings and financing and debentures (amortized cost)	(4,371)	(4,365)	**2**
Total	**(4,373)**	**(4,367)**	

There were no changes between the fair value measurements levels in the period ended March 31, 2024.

Interest rate swaps, foreign currency, loans and financing and financial investments are classified at level 2, as readily observable market inputs are used, such as interest rate forecasts, spot and future exchange rate parity quotes.

17.4 Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated	
Risk	**Reference value**	**Due date**	**03.31.2024**	**12.31.2023**
Debt				
USD – BRL	US$ 30 millions	2024	**(27)**	**(28)**
Interest rate – BRL	R$ 21	2026	**1**	**1**
Financial application				
USD – BRL	US$ 156 millions	2024	**-**	**20**
Total			**(26)**	**(7)**

The hedge effects at fair value for the better result of the period ending on March 31, 2024 will result in a loss of R$8 (loss of R$25 on March 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

18. Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2023, in note nº19.

18.1 Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Taxes payable in installments - Law 11,941/09	**19**	38	**19**	38
Taxes payable in installments – *PERT*	**118**	116	**118**	116
IPI	**54**	54	**54**	54
ICMS	**169**	176	**171**	178
Tax instalments - Law nº 17,843/2023	**794**	-	**794**	-
Others	**17**	9	**19**	11
	1,171	393	**1,175**	397
Current	**506**	324	**511**	328
Noncurrent	**665**	69	**664**	69

Company has joined to the settlement program of ICMS's taxes with the Government of the State of São Paulo ("Agreement"), according to the transaction notice No. 01/2024, published by the Attorney Office of the State of São Paulo, provided in article 43 of Law No. 17.843/2023.

The agreement aims the voluntary regularization by the taxpayers, reducing legal discussions, with the granting of benefits for debt payment that are considered on the active debt of the State of São Paulo. The main benefits are: (i) 100% discount on incurred interests; (ii) 50% discount on the sum of principal and fines, limited to the principal amount; and (iii) remaining debt payment in 120 installments, adjusted by the SELIC rate.

The Company decided, after an individual analysis of the legal proceedings, weighing up the risks and benefits, for adhering the agreement with the amount of R$ 3.6 billion, which represent substantly the major part of eligible debts in this context, achieving, by this way, a reduction of approximately 80% of the discussed amount, totaling a resultant liability of around R$ 794. The Company recorded an expense of R$ 261, of which R$ 86 was recognized in other operating expenses and R$ 175 related to the discontinued operation of the hypermarkets.

18.2 Maturity schedule of taxes payable in installments in noncurrent liabilities:

	Consolidated
From 1 to 2 years	75
From 2 to 3 years	122
From 3 to 4 years	66
From 4 to 5 years	66
Above 5 years	335
	664

(In millions of Brazilian reais, unless otherwise stated)

19. Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2023, in note No. 20.

19.1 Provision for income tax and social contribution

	Parent Company		Consolidated	
	03.31.2024	**12.31.2023**	**03.31.2024**	**12.31.2023**
Provision for income tax and social contribution payable	**-**	-	**2**	2
Uncertain income tax and social contribution – (ICPC22)	**224**	223	**224**	223
Self-regularization program	**127**	127	**127**	127
	351	350	**353**	**352**
Current	**80**	80	**82**	**82**
Noncurrent	**271**	270	**271**	**270**

Uncertainty over income tax treatments

In compliance with IFRIC23/ICPC22 – Uncertainty over Income Tax Treatment, the Company has administrative and judicial discussions with Union supervisory bodies, which are related to uncertain treatments adopted in the calculation of income tax and social contribution on income net profit, based on internal assessment and that of legal advisors, the tax treatment adopted by the Company is adequate and for this reason they are classified as a greater chance of success than the chance of failure of the case (more likely than not).

IRPJ, CSLL - GPA has a series of assessments relating to compensation processes, payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, nullities in the assessment, among other minor issues. The amount involved is equivalent to R$507 on March 31, 2024 (R$512 on December 31, 2023).

The Company has processes relating to the collection of differences in the payment of IRPJ and CSLL, which, in the assessment of management and its legal advisors, the Company is entitled to compensation from its former and current shareholders, supposedly due in relation to calendar years from 2007 to 2013, under the allegation that there was an improper deduction of goodwill amortizations. The amount involved is R$2,456 on March 31, 2024 (R$2,425 on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

19.2 Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated	
	03.31.2024	03.31.2023 Restated	03.31.2024	03.31.2023 Restated
Loss before income tax and social contribution (continued operations)	**(424)**	(299)	**(416)**	(441)
Credit of IR and CSLL	**144**	100	**141**	149
Tax penalties	**(8)**	(2)	**(8)**	(2)
Share of profit of associates	**11**	42	**7**	(13)
SELIC interest arising from tax debts	**8**	-	**8**	-
Deferred IRPJ and CSLL not recognized on tax loss and Negative basis (*)	**(138)**	-	**(138)**	-
Other permanent differences	**-**	(11)	**-**	(12)
Effective income tax and social contribution expensive	**17**	129	**10**	122
Income tax and social contribution expense for the period:				
Current	**(4)**	(15)	**(11)**	(17)
Deferred	**21**	144	**21**	139
Credit income tax and social contribution expense	**17**	129	**10**	122
Effective rate	**4.01%**	43.14%	**2.40%**	27.66%

(*) The Company ceased recording the tax loss credit in the second quarter of 2023. On December 31, 2023, the Company's Management prepared an assessment of the feasibility of the future realization of the deferred tax asset, considering the probable ability to generation of taxable profits, in the context of the main variables of your business.

19.3 Breakdown of deferred income tax and social contribution

	Parent Company					
	03.31.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**965**	**-**	**965**	965	-	965
Provision for contingencies	**789**	**-**	**789**	782	-	782
Goodwill tax amortization	**-**	**(381)**	**(381)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(13)**	**(13)**	-	(8)	(8)
Fixed, intangible and investment properties	**-**	**(320)**	**(320)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(351)**	**(351)**	-	(362)	(362)
Leasing / (right of use)	**1,452**	**(1,129)**	**323**	1,431	(1,110)	321
Other	**60**	**-**	**60**	64	-	64
Deferred income tax and social contribution assets (liabilities)	**3,266**	**(2,194)**	**1,072**	3,242	(2,191)	1,051
Compensation	**(2,194)**	**2,194**	**-**	(2,191)	2,191	-
Deferred income tax and social contribution assets (liabilities), net	**1,072**	**-**	**1,072**	1,051	-	1,051

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	03.31.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**995**	**-**	**995**	995	-	995
Provision for contingencies	**790**	**-**	**790**	783	-	783
Goodwill tax amortization	**-**	**(381)**	**(381)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(13)**	**(13)**	-	(8)	(8)
Fixed intangible and investment properties	**-**	**(320)**	**(320)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(355)**	**(355)**	-	(366)	(366)
Leasing / (right of use)	**1,452**	**(1,129)**	**323**	1,431	(1,110)	321
Other	**60**	**-**	**60**	64	-	64
Deferred income tax and social contribution assets (liabilities)	**3,297**	**(2,198)**	**1,099**	3,273	(2,195)	1,078
Compensation	**(2,198)**	**2,198**	**-**	(2,195)	2,195	-
Deferred income tax and social contribution assets (liabilities), net	**1,099**	**-**	**1,099**	1,078	-	1,078

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	**207**	**207**
From 1 to 2 years	**222**	**223**
From 2 to 3 years	**294**	**296**
From 3 to 4 years	**322**	**326**
From 4 to 5 years	**359**	**363**
Above 5 years	**1,862**	**1,882**
	3,266	**3,297**

19.4 Movement in deferred income tax and social contribution

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Opening balance	**1,051**	890	**1,078**	922
Credit (expense) for the period - Continued operations	**21**	144	**21**	139
Credit (expense) for the period - Discontinued operations	**-**	42	**-**	(19)
Assets held for sale and discontinued operations	**-**	-	**-**	61
Others	**-**	1		(2)
At the end of the period	**1,072**	1,076	**1,099**	1,101

(In millions of Brazilian reais, unless otherwise stated)

20. Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2023, in note No. 21.

The provision for risks is estimated by the Company's management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

20.1 Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	802	238	2,148
Additions	**-**	**157**	**27**	**184**
Payments	**-**	**(170)**	**(8)**	**(178)**
Reversals	**(2)**	**(24)**	**(7)**	**(33)**
Transfers (*)	**(564)**	**-**	**-**	**(564)**
Monetary adjustment	**13**	**24**	**12**	**49**
Balance at March 31, 2024	**555**	**789**	**262**	**1,606**

(*) Refer to the adherence in the program regulated by São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023, transferred to installment taxes (note n° 18).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613
Additions	-	102	18	120
Payments	(2)	(13)	(15)	(30)
Reversals	(12)	(66)	(3)	(81)
Monetary adjustment	28	20	9	57
Balance at March 31, 2023	1,775	701	203	2,679

(In millions of Brazilian reais, unless otherwise stated)

20.2 Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	**1,108**	**804**	**239**	**2,151**
Additions	**-**	**157**	**27**	**184**
Payments	**-**	**(170)**	**(8)**	**(178)**
Reversals	**(2)**	**(24)**	**(7)**	**(33)**
Transfers (*)	**(564)**	**-**	**-**	**(564)**
Monetary adjustment	**13**	**24**	**13**	**50**
Balance at March 31, 2024	**555**	**791**	**264**	**1,610**

(*) Refer to the adherence in the program regulated by São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023, transferred to installment taxes (note n° 18).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	**1,761**	**668**	**200**	**2,629**
Additions	2	95	16	113
Payments	(3)	(13)	(18)	(34)
Reversals	(16)	(66)	(3)	(85)
Monetary adjustment	29	19	9	57
Foreign currency translation adjustment	1	-	-	1
Liabilities held for sale	1	(1)	1	1
Balance at March 31, 2023	**1,775**	**702**	**205**	**2,682**

20.3 Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2024, the Company maintains a provision of R$124 (R$354 as of December 31, 2023), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. The reduction was due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note 18).

(In millions of Brazilian reais, unless otherwise stated)

In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$4 (R$297 as of December 31, 2023), of the lawsuits because it understands that the chances were reduced.

<u>Other tax matters</u>

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2024 is R$36 (R$36 in December 31, 2023).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of March 31, 2024 is R$391 (R$421 as of December 31, 2023).

<u>Sendas indemnization liability</u>

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of March 31, 2024 in the total amount of R$43, with tax proceedings being R$3, Labor R$18 and Civil R$22 (R$42, being R$3 for tax proceedings, R$19 for labor and R$20 for civil proceedings on December 31, 2023).

20.4 Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business, At March 31, 2024, the Company recorded a provision of R$791 (R$804 as of December 31, 2023), Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5 Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections. among others) and at different courts. The Company's management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

- The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2024, the amount accrued for these lawsuits is R$35 (R$32 as of December 31, 2023), for which there are no escrow deposits.

(In millions of Brazilian reais, unless otherwise stated)

- The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry. National Health Surveillance Agency (Anvisa). Consumer Protection Agencies (Procon). National Institute of Metrology, Standardization and Industrial Quality (INMETRO). Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On March 31, 2024 the amount of this provision is R$124 (R$116 on December 31, 2023).

  In relation to the provisioned amounts remaining for other civil jurisdiction matters on March 31, 2024, it is R$105 (R$91 on December 31. 2023).

Total civil lawsuits and others as of March 31, 2024 amount to R$264 (R$239 as of December 31, 2023).

20.6 Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,676 as March 31, 2024 (R$13,726 in December 31, 2023), and are mainly related to:

- INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 844, as March 31, 2024 (R$699 as of December 31. 2023). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
- IRRF (withholding income tax), II (import tax) and IOF (tax on financial transactions) – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$263 as of March 31, 2024 (R$261 as of December 31. 2023).
- COFINS. PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits. IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$6,024 as of March 31, 2024 (R$5,921 as of December 31. 2023).
- ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$3,043 as of March 31, 2024 (R$6,367 as of December 31, 2023), which await judgment at both the administrative and judicial levels. The reduction was substantially due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note no. 18).
- Municipal service tax - ISS. Municipal Real Estate Tax ("IPTU"), rates, and others – These refer to assessments on withholdings of third parties. IPTU payment divergences, fines for failure to comply with accessory obligations. ISS and sundry taxes, in the amount of R$136 as March 31, 2024 (R$128 as of December 31. 2023), which await decision at the administrative and court levels.

(In millions of Brazilian reais, unless otherwise stated)

- Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court. Consumer Protection Agency - PROCON (in many States). Institute of Weights and Measure - IPEM. National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$366 as March 31, 2024 (R$350 as of December 31. 2023).

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of March 31, 2024, the amount involved in tax proceedings is R$233 (R$341 as of December 31, 2023).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of March 31, 2024, the amount involved was R$1,411, of which R$1,310 are tax and civil and others R$101 (R$1,494. being tax R$ 1,398. civil and others R$96 as of December 31, 2023).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2024 the estimated amount, in case of success in all lawsuits, is approximately R$205 (R$165 as of December 31. 2023).

20.7 Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Tax	**119**	122	**119**	122
Labor	**299**	338	**302**	341
Civil and other	**52**	53	**53**	54
Total	**470**	513	**474**	517

20.8 Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Tax	**509**	509	**11,120**	10,645	**11,629**	11,154
Labor	**-**	-	**1,246**	1,207	**1,246**	1,207
Civil and other	**9**	9	**445**	449	**454**	458
Total	**518**	518	**12,811**	12,301	**13,329**	12,819

The cost of letter of guarantees is approximately 0.51 % per year of the amount of the lawsuits and is recorded as expense.

(In millions of Brazilian reais, unless otherwise stated)

20.9 Grupo Casas Bahia (ex-Via)

The Company ceased to exercise corporate control over Grupo Casas Bahia ("GCB") in June 2019. In the 2nd quarter of 2021. The GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and, is therefore terminated. The GCB still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement. GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas. GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito. Financiamento e Investimento ("FIC").

CBD holds a credit against GCB resulting from the final and unappealable decision of a certain tax action, the values of which were calculated by a specialized company hired by the parties involved and are being discussed with GCB for the appropriate transfer. CBD is also responsible, on the other hand, for any passive supervenings incurred up to a certain date. If final and unappealable, in the name of the former Globex. The Company recorded such supervening liabilities to the extent that management considered them likely to be lost due to the progress of the proceedings and/or gathered documentation that supported such loss.

21. Leases

21.1 Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2023, in note No. 22.1.

Leasing contracts totaled R$4,321 as of March 31, 2024 (R$4,300 as of December 31, 2023), according to the following table:

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Financial lease liability – minimum lease payments:				
Up to 1 year	**452**	473	**449**	474
1 - 5 years	**1,818**	1,798	**1,820**	1,800
Over 5 years	**2,051**	2,024	**2,052**	2,026
Present value of finance lease agreements	**4,321**	4,295	**4,321**	4,300
Future financing charges	**3,305**	3,416	**3,306**	3,417
Gross amount of finance lease agreements	**7,626**	7,711	**7,627**	7,717
PIS and COFINS embedded in the present value of the lease agreements	**263**	261	**263**	261
PIS and COFINS embedded in the gross amount of the lease agreements	**464**	469	**464**	469

(In millions of Brazilian reais, unless otherwise stated)

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 12.45% in the period ended March 31, 2024 (12.73% as of December 31, 2023).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.97% (6.05% on December 31, 2023). The average term of the contracts considered is 10.28 years (7.3 years on December 31, 2023).

21.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2023	4,295	4,300
Additions	40	40
Remeasurement	169	169
Accrued interest	128	128
Payments	(221)	(221)
Anticipated lease contract termination	(56)	(56)
Foreing currency translation adjustment	(18)	(22)
Others	(16)	(17)
At March 31, 2024	4,321	4,321
Current	452	449
Noncurrent	3,869	3,872

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	171	184
Remeasurement	(12)	70
Accrued interest	116	149
Payments	(245)	(353)
Anticipated lease contract termination	(13)	(18)
Foreign currency translation adjustment	-	29
Liabilities held for Sale	-	(46)
At March 31, 2023	4,047	4,052
Current	496	497
Noncurrent	3,551	3,555

21.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
		Restated		Restated
Income and Expenses for the period:				
Variable (0.1% to 4.5% of sales)	**-**	(7)	**-**	(8)
Incomes from Sublease (*)	**15**	19	**15**	19

(*) Refers to lease agreements receivable from commercial shopping malls.

22. Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2023, in note No. 23.

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Commitment to future sale of real estate	**35**	35	**35**	35
Services rendering agreement – Partnerships	**33**	35	**33**	35
Revenue from credit card operators and banks	**-**	-	**134**	131
Gift Card	**37**	40	**37**	40
Others	**2**	2	**2**	2
	107	112	**241**	243
Current	**37**	37	**171**	168
Noncurrent	**70**	75	**70**	75

23. Shareholders' equity

a. Capital stock

The subscribed and paid-in share capital, as of March 31, 2024, is represented by 490.175 (270.139 as of December 31, 2023) thousands of registered shares with no nominal value. As of March 31, 2024, the capital stock is R$2,511 (R$1,807 as of December 31, 2023).

The Company is authorized to increase the capital stock up to the limit of 800.000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

On March 13, 2024, the Company concluded the public distribution offer of 220,000 shares at a target price of R$3.20 totaling R$704. Due to the increase in the Company's share capital within the scope of the Offer, the Company's new share capital is R$2,511 divided into 490,175 common shares, all nominative, book-entry and with no nominal value.

b. Stock Option plan

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

				03.31.2024				
				Number of options (in thousands)				
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
Série B9	07/01/2023	07/01/2026	0.01	487	-	-	-	487
Série B10	05/31/2023	05/31/2026	0.01	4,875	(36)	-	-	4,839
				5,362	**(36)**	**-**	**-**	**5,326**

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
At December 31, 2023	**5,362**	**0.01**	**2.43**
Exercised during the period	(36)	0.01	
Total to be exercised at March 31, 2024	**5,326**	**0.01**	**2.17**

The amount recorded in the results of Parent Company and Consolidated on March 31, 2024 were R$2 (R$5 on March 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

24. Revenue from the sale of goods and / or services

Detailed information on expenses by nature was presented in the year financial statements for 2023, in note No. 25

	Parent Company		Consolidated	
	03.31.2024	03.31.2023 Restated	03.31.2024	03.31.2023 Restated
Gross sales:				
Goods	**4,822**	4,467	**4,822**	4,467
Services rendered	**36**	38	**67**	63
Sales returns and cancellations	**(22)**	(34)	**(22)**	(34)
	4,836	4,471	**4,867**	4,496
Taxes on sales	**(279)**	(337)	**(281)**	(339)
Net operating revenues	**4,557**	4,134	**4,586**	4,157

25. Expenses by nature

Detailed information on other operating expenses, net, was presented in the year financial statements for 2023, in note No. 26.

	Parent Company		Consolidated	
	03.31.2024	03.31.2023 Restated	03.31.2024	03.31.2023 Restated
Cost of inventories	(3,072)	(2,825)	(3,073)	(2,827)
Personnel expenses	(648)	(565)	(660)	(563)
Outsourced services	(64)	(78)	(66)	(80)
Overhead expenses	(210)	(191)	(211)	(192)
Commercial expenses	(139)	(155)	(140)	(155)
Other expenses	(104)	(116)	(110)	(114)
	(4,237)	(3,930)	(4,260)	(3,931)
Cost of sales	(3,336)	(3,089)	(3,341)	(3,089)
Selling expenses	(765)	(723)	(766)	(711)
General and administrative expenses	(136)	(118)	(153)	(131)
	(4,237)	(3,930)	(4,260)	(3,931)

(In millions of Brazilian reais, unless otherwise stated)

26. Other operating expenses, net

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 27.

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
		Restated		Restated
Tax installments and other tax risks (*)	(119)	(16)	(119)	(16)
Restructuring expenses	(45)	(26)	(45)	(26)
Result with fixed assets	(41)	(10)	(41)	(10)
Total	(205)	(52)	(205)	(52)

(*) According to note nº 18.1, the Company adhered, in installments, to the Transaction program regulated by the São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023. The Company recorded an expense in the amount of R$ 86 related to this topic.

27. Financial income (expenses), net

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 28.

	Parent Company		Consolidated	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
		Restated		Restated
Finance expenses:				
Cost of debt	(162)	(219)	(164)	(223)
Cost of the discounting of receivables	(17)	(19)	(17)	(19)
Monetary restatement loss	(53)	(47)	(53)	(47)
Interest on lease liabilities	(122)	(110)	(122)	(110)
Other finance expenses	(19)	(24)	(20)	(24)
Total financial expenses	(373)	(419)	(376)	(423)
Financial income:				
Income from short term instruments	52	61	77	65
Monetary restatement gain	1	27	2	27
Total financial income	53	88	79	92
Total	(320)	(331)	(297)	(331)

The hedge effects are recorded as cost of debt and disclosed in Note nº 17.

28. Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2023, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	03.31.2024	03.31.2023
		Restated
Basic numerator		
Net (loss) allocated to common shareholders – continued operations	(407)	(319)
Net income (loss) allocated to common shareholders - discontinued operations	(253)	71
Net income (loss) allocated to common shareholders	(660)	(248)
Basic denominator (millions of shares)		
Weighted average of shares	313	270
Basic (loss) per shares (R$) – continued operations	(1.29826)	(1.18157)
Basic (loss) per shares (R$) - discontinued operations	(0.80703)	0.26298
Basic (loss) per shares (R$) – total	(2.10529)	(0.91859)
Diluted numerator		
Net (loss) allocated to common shareholders – continued operations	(407)	(319)
Net income (loss) allocated to common shareholders - discontinued operations	(253)	71
Net income (loss) allocated to common shareholders	(660)	(248)
Diluted denominator		
Weighted average of shares (in millions)	313	270
Stock option	5	-
Diluted weighted average of shares (millions)	318	270
Diluted earnings (loss) per shares (R$) – continued operations	(1.29826)	(1,18157)
Diluted earnings (loss) per shares (R$) – discontinued operations	(0.80703)	0,26298
Diluted earnings (loss) per shares (R$) – total	(2.10529)	(0,91859)

(In millions of Brazilian reais, unless otherwise stated)

29. Segment information

The Informations about the segments were presented in the 2023 annual financial statements in explanatory note 30. There is no change in presentation in the period.

	Retail		Discontinued Operations Éxito		Others businesses		Total	
	03.31.2024	03.31.2023	03.31.2024	03.31.2023	03.31.2024	03.31.2023	03.31.2024	03.31.2023
		Restated						Restated
Net operating revenue	**4,562**	4,142	-	-	**24**	15	**4,586**	4,157
Gross profit	**1,221**	1,053	-	-	**24**	15	**1,245**	1,068
Depreciation and amortization	**(253)**	(244)	-	-	**(3)**	(3)	**(256)**	(247)
Share of profit of subsidiaries and associates	**16**	8	-	-	-	(45)	**16**	(37)
Operating income	**(121)**	(63)	-	-	**2**	(47)	**(119)**	(110)
Net financial expenses	**(301)**	(333)	-	-	**4**	2	**(297)**	(331)
Profit(loss) before income tax and social contribution	**(422)**	(396)	-	-	**6**	(45)	**(416)**	(441)
Income tax and social contribution	**12**	122	-	-	**(2)**	-	**10**	122
Net income (loss) for continued operations	**(410)**	(274)	-	-	**4**	(45)	**(406)**	(319)
Net income (loss) for discontinued operations	**(253)**	(78)	-	202	-	-	**(253)**	124
Net income (loss) of period end	**(663)**	(352)	-	202	**4**	(45)	**(659)**	(195)

	Retail		Discontinued Operations Éxito		Others businesses		Total	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Current assets	**6,263**	7,359	-	-	**165**	164	**6,428**	7,523
Noncurrent assets	**14,354**	14,448	-	-	**80**	79	**14,434**	14,527
Current liabilities	**5,554**	6,015	-	-	**209**	210	**5,763**	6,225
Noncurrent liabilities	**10,432**	11,102	-	-	**1**	1	**10,433**	11,103
Shareholders' equity	**4,631**	4,690	-	-	**35**	32	**4,666**	4,722

(In millions of Brazilian reais, unless otherwise stated)

30. Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

- Purchase of fixed assets not paid yet as note 14.1;
- Purchase of intangible assets not paid yet as per note 15.2;
- New leasing contracts as note 21.2;
- Transaction Program regulated by the São Paulo State Attorney's Office: in note nº 18.1.

31. Assets held for sale or distribution

The company has ongoing negotiations aimed at selling gas stations located in different regions of Brazil through several transactions with different potential buyers, and the property where its administrative headquarters are located in São Paulo city (note nº 1.5).

	Parent Company		Consolidated	
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Real state/land	216	-	216	-
Gas Stations	83	-	94	-
Assets held for sale	299	-	310	-
Gas Stations	18	-	22	-
Liabilities held for sale	18	-	22	-

32. Discontinued operations

(a) Descontinued operation gas stations:

The company presents the operation of gas stations as a discontinued activity. Below is the income statement

Statements of Operations:	03.31.2024	03.31.2023
Net operationg revenue	356	340
Gross profit	31	30
Income before income tax and social contribution	5	4
Net income	5	4

(In millions of Brazilian reais, unless otherwise stated)

(b) Descontinued operation Extra Hiper, ex-subsidiaries and gas stations

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. GPA has ongoing negotiations aimed at selling gas stations. The net tax effects of these discontinued operations totaled an expense of R$253 on March 31, 2024, mainly related to the subscription in installments to the Transaction program regulated by the São Paulo State Attorney's Office in the amount of R$175 (see note no. 18. 1) and tax contingencies and labor compensation (expense of R$78 on March 31, 2023).

(c) Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	03.31.2024	03.31.2023
Éxito Group	**-**	202
Extra Hiper and ex-subsidiaries	**(258)**	(82)
Gas stations	**5**	4
Net income from discontinued operations	**(253)**	124

(In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of
Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição ("Company"), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2024, which comprises the balance sheet as at March 31, 2024 and the related statements of profit and loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2024, prepared under the responsibility of the Company's Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 7, 2024

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Randal Ribeiro Sylvestre
Engagement Partner